As filed with the Securities and Exchange Commission on October__, 2001 Registration No. 333-88179




                       Securities and exchange commission
                              Washington, DC 20549
               --------------------------------------------------

                                 Amendment No. 3

                                       to
                                    FORM SB-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
               --------------------------------------------------
                        International Test Systems, Inc.
                 (Name of small business issuer in its charter)
               --------------------------------------------------



           Delaware                      4214                    74-29581956
--------------------------------------------------------------------------------
(State or other jurisdiction of  (Primary North American       (IRS Employer
 incorporation or organization)  Industry Classification    Identification No.)
                                   System Code Number)



               --------------------------------------------------

      4703 Shavano Oak, Suite 102, San Antonio, Texas 78249; (210) 408-6019
          (Address and telephone number of principal executive offices,

       principal place of business or intended principal place of business and name, address and telephone number of agent for service)
               --------------------------------------------------
                           Carey Birmingham, President
               --------------------------------------------------


     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration statement of the earlier effective registration statement for the same offering. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

               --------------------------------------------------
                                 With copies to:


                             Sheila G. Corvino, Esq.
                              811 Dorset West Road
                              Dorset, Vermont 05251
                                 (802) 867-0112


               --------------------------------------------------
                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
                                                                          Proposed          Proposed
                                                           Amount          Maximum           Maximum        Amount of
                                                            To be    Offering Price         Aggregate     Registration
Title of each Class of Securities Being                Registered     Per Security(1)       Offering              Fee
Registered                                                                                  Price(1)
----------------------------------------------------------------------------------------------------------------------

Common Stock(2) . . . . . . . . . . . . . . .           3,250,000             $0.40     $ 1,240,000(1)   $    371.00(1)
Class A Warrants(.. . . . . . . . . . . . . .           1,250,000             $0.10     $   125,000      $     35.00
Class B Warrants.. . . . . . . . . . . . . . .          1,250,000             $0.10     $   125,000      $     35.00
Common Stock Underlying Class A Warrants(2) .           1,250,000             $2.50     $ 3,125,000      $    869.00
Common Stock Underlying Class B Warrants(2) .           1,250,000             $4.50     $ 5,625,000      $  1,564.00
          TOTAL . . . . . . . . . . . . . . . . . . . . 8,050,000                       $10,240,000      $  2,874.00

----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee and includes shares being sold by selling stockholders.

(2) Includes 2,000,000 shares being registered for resale by the selling stockholders on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. Pursuant to Rule 416 there are also registered hereby such additional number of shares as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.




               --------------------------------------------------
      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
     Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

  Disclosure alternative used (check one): Alternative 1 [X]; Alternative 2 |_|

     Explanatory note: this registration statement contains two forms of prospectus. One will be used in connection with our offering of our common stock, class A Warrants and class B warrants and the other will be used in connection with an offering of shares of our common stock which are currently held by certain selling shareholders pursuant to a lockup agreement. The prospectus will be identical except for (i) the front cover page of the prospectus; (ii) an alternate "Table of Contents" page; (iii) an alternate description of the offering to be inserted in the "Prospectus Summary" section; and (iv) an alternative "Selling Shareholders" section.

     As filed with the Securities and Exchange Commission on October __, 2001-- Registration No. 333-88179


[OBJECT OMITTED]                                         Initial Public Offering
                                                                      Prospectus


                                                        Subject to Completion


                  Preliminary Prospectus dated October __, 2001


                        International Test Systems, Inc.


     An offering of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant and 1,250,000 class B warrants @ $.10 per warrant


     Minimum gross offering of $125,000 in sales any combination of our common stock And warrants

     Maximum gross offering of $750,000 prior to warrant exercises


     We are offering these shares through Public Securities, Inc. on a "best efforts" basis. We will pay Public Securities, Inc. 10% commissions on all stock and warrant sales. In addition, we have an arrangement with Public Securities, Inc. providing them the option to purchase an amount equal to 10% of the shares of our common stock sold in this offering.

     An investor may purchase either shares of our common stock, class A redeemable warrants, or class B redeemable warrants. We must sell a combination of these securities in an amount equal to $125,000 within 12 months from the effective date of this prospectus in order for the offering to be continued. Amounts received will be escrowed and promptly returned, without interest accrued or fees charged, if this threshold is not reached. This offering will extend for a period of one year from the date of this prospectus unless extended for an additional one-year period. We have also registered the resale of 2,000,000 shares of our common stock owned by our shareholders.

     This is our initial public offering, and no public market currently exists for our shares. Our securities are not listed on any national securities exchange or on the Nasdaq Stock Market.

 ------------------------------------------------------------------------------

     This offering involves a significant degree of risk and prospective investors need to read the section called "Risk Factors" which begins on page
__.

 ------------------------------------------------------------------------------


                      Price to Public    Underwriting Discounts &   Proceeds to Company
                                             Commissions

Per Share               $.40                  $.04                           $.36
Per Warrant             $.10                  $.01                           $.09
Total Minimum       $125,000                  $12,500                       $112,500
Total Maximum       $750,000                  $75,000                       $675,000



     Neither the Securities and Exchange Commission, nor any state securities commission, has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                        International Test Systems, Inc.

                                Table Of Contents

      Prospectus Summary                                               4
      Risk Factors                                                     6


              We will need additional financing: current funds are insufficient to finance our operations and plans for growth. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

              As of June 30, 2001, our company had a negative working capital of $16, 891. We have a history of losses and if we do not achieve profitability, we may not be able to continue our business in the future. As of June 30, 2001, we accumulated losses of approximately $161,703.

              We are a development stage company with limited operating history; we have no history of profits and our future profitability remains uncertain.

              The Pensar Technology subject to our distribution agreement with Pensar is substantially untested in the marketplace; which could result in unanticipated capital expenditures and delays in achieving marketing success in the event product improvements or upgrades are required.

              We rely on third party suppliers and manufacturers; an unwillingness or inability of suppliers to fulfill their obligations could delay, halt or increase the costs of production and materially adversely affect our revenues and financial condition.

              Upon redemption of warrants, the holders would forfeit all rights there under except the rights to receive $0.01 per share and to exercise the warrants during the 30-day notice period.

      Plan Of Distribution                                             9
      Use Of Proceeds                                                 14
      General Corporate And Working Capital Purposes                  16
      Dilution                                                        17
      Capitalization                                                  18
      Business Of The Company                                         19
      The Products We Intend To Distribute                            22
      Proven Methods Of Production Will Be Used                       23
      Future Products                                                 24
      Our Market Strategy                                             25
      Our Significant Employees                                       27
      Our Intellectual Property                                       28
      The Development Of Our Company                                  29
      Management's Discussion And Analysis Of Financial               31
         Condition And Results Of Operations For The Period
         From Inception
      Events Or Milestones                                            37
      Description Of Our Property                                     40
      Directors, Officers And Key Personnel Of The Company            40
      Employment Agreements                                           42
      Security Ownership Of Certain Beneficial Owners And
         Management                                                   43
      Selling Shareholders                                            45
      Description Of The Securities                                   47
      Legal Proceedings                                               50
      Federal Tax Aspects                                             50
      Certain Relationships And Related Transactions                  50
      Interests Of Named Experts And Counsel                          51
      Changes In And Disagreements With Accountants On
         Accounting And Financial Disclosure                          51
      Certain Provisions Of Our Articles And By Laws And
         Disclosure Of Commission Position On Indemnification         51
         For Securities Act Liabilities
      Where Can Investors Find Additional Information                 53


     This Prospectus contains all of the representations by our company concerning this offering, and no person shall make different or broader statements than those contained herein, investors are cautioned not to rely upon any information not expressly set forth in this offering circular.

[page numbers will be put in on finalization]

                               Prospectus Summary

The Company



     International Test Systems, Inc., a Delaware corporation, was incorporated on September 20, 1999 and began business through predecessor operations in 1996. Under our corporate charter documents, we may engage in any activity for which corporations may be organized under the Delaware General Corporation Law. We are a development stage company and have no substantial operations to date. We intend to market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards. Our telephone number is (210) 408-6019, our e-mail address is its@itestsystems.com.



The Offering


     Prior to this offering, there were 2,000,000 shares of our common stock outstanding. Assuming the entire offering is sold, there shall be 3,250,000 shares of our common stock outstanding, 1,250,000 class A warrants exercisable into shares of our common stock, and 1,250,000 class B warrants exercisable into shares of our common stock. Assuming all 2,500,000 warrants are exercised, there shall be a total of 5,750,000 shares of our common stock outstanding.


                                  Risk Factors


     We will need additional financing: current funds are insufficient to finance our operations and plans for growth. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.


     Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise funds through equity or debt financing. We do not know if we will be able to raise additional funding or if such funding will be available on favorable terms. We could be required to cut back or stop operations if we are unable to raise or obtain such funding.



     As of June 30, 2001, our company had a negative working capital of $16,891. We have a history of losses and if we do not achieve profitability, we may not be able to continue our business in the future. As of June 30, 2001, we accumulated losses of approximately $161,703.


     We anticipate incurring additional losses until we can successfully market and distribute products, develop new technologies and produce commercially viable future products and/or enter into successful strategic ventures with other entities. The "Going Concern" assumption in Note J of our audited financial statements may hurt our ability to raise additional financing.



     We are a development stage company with limited operating history; we have no history of profits and our future profitability remains uncertain.


     We have a limited operating history and have yet to produce a profit. Our future success will be materially dependent upon our raising capital to fund our ongoing operations and to position ourselves so as to be capable of exploiting market opportunities. We expect that losses will continue for the near future, and there is no certainty we will become profitable. As a new enterprise, we could be subject to risks we have not anticipated.

     The technology, upon which the products we will distribute are based, is owned by Pensar Technologies, LLC. We have a 10 year renewable exclusive distribution agreement with Pensar. If this contract is terminated or breached, we may not have access to Pensar's products and our pipeline of products to distribute could be shut down.


     We do not own the technology upon which the products we will distribute are based. On June 16, 1999, we transferred all of our assets to Pensar Technologies, LLC ("Pensar") in exchange for which Pensar assumed all of our liabilities and agreed to enter into a distribution agreement with us. However, our agreement allows us the right of first refusal to purchase and grants an option to purchase the technology if we are successful in our marketing efforts. In addition, our agreement with Pensar has a ten year term and grants to us the exclusive right to market and sell Pensar's intellectual property at a substantial discount off the retail price as well as to design, develop, sell, promote and distribute new printed circuit board test products throughout the world. If this contract is terminated and we do not find other products to distribute, our distribution operations could be shut down.




     The Pensar technology subject to our distribution agreement with Pensar is substantially untested in the marketplace; which could result in unanticipated capital expenditures and delays in achieving marketing success in the event product improvements or upgrades are required.



     While Pensar and its predecessor companies have had sales of the products subject to our distribution agreement with Pensar, many standards in the industry might define the product as in the prototype stage of development. Although we believe the products have been market-tested, there are many aspects of a complex technology which may require additional upgrades, changes or improvements, calling for additional capital in the future. We may be required to fund such upgrades, changes or improvements out of operating income or proceeds from this offering. If product improvements are required, success in marketing these products and achieving profitability could be delayed or halted.



     Upon redemption of warrants, the holders would forfeit all rights there under except the rights to receive $0.01 per share and to exercise the warrants during the 30-day notice period.


     The warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

     Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important.

                              Plan Of Distribution



     We are seeking to raise a minimum offering amount of $125,000 and a maximum offering amount of $750,000, without the exercise of any warrants, through the sale of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant and 1,250,000 class B warrants @ $.10 per warrant. The public offering price of our securities will not change until completion of the public offering distribution.

     Our offering will be sold on a first come, first served basis by Public Securities, Inc. We have entered into an underwriting agreement with Public Securities setting forth the terms of our agreement with them. Pursuant to this agreement, we will pay them commissions of 10% of shares and warrants sold for a total of $75,000 for the maximum offering or $12,500 for the minimum offering. In addition, we will pay Public Securities, Inc. an unaccountable expense allowance of 2% of the amount raised in this offering. We have agreed to sell Public Securities an option to purchase up to an aggregate of 125,000 shares and up to 125,000 warrants. The options will be issued for the shares and warrants at the rate of one underwriter's purchase option for every ten of the respective securities sold in this offering. The securities issuable upon exercise of the purchase option are identical to those offered by this prospectus except that the securities issued pursuant to the purchase option expire five years from the date of this prospectus. The securities purchase option is exercisable at 120% of the offering price of the share or warrant, as the case may be, commencing one year from the date of this prospectus and expiring five years from the date of this prospectus. The securities purchase option may not be transferred, sold, assigned or hypothecated during the one-year period following the date of this prospectus, except to underwriters and selected dealers and to officers and partners of the underwriters or the selected dealers. The securities purchase option grants to holders demand and "piggy back" rights for periods of five years from the date of this prospectus with respect to the registration under the Securities Act of the securities directly and and indirectly issuable upon exercise of the purchase option. The exercise price and amounts issuable upon exercise of the securities purchase option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the purchase option will not be adjusted for issuances of common stock at a price below its exercise price. Our company has agreed to indemnify Public Securities against liabilities under the securities laws.

     Public Securities, Inc., located at 300 North Argonne Road, Suite 202, Spokane, Washington 99212, (509) 892-5590, was established in 1986. It operates as a full service broker-dealer and is a member of the NASD and SIPC. Public Securities specializes in market making and initiating quotations on untraded companies. Public Securities generally files 50-100 applications in an average year, and acts as a market maker on over 100 equity securities. If additional information is desired regarding Public Securities, Inc., please feel free to inquire through the NASD Regulation website, www.nasdr.com. Information regarding the disciplinary history of securities firms and their registered representatives is available through this site.


     Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and our company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

     We have established a minimum offering amount of $125,000 from the sale of our common stock and warrants. We will promptly deposit all investor money pending sale of the minimum offering amount into an escrow account with our escrow agent, Chittenden Bank. Chittenden Bank, located at 2 Burlington Square, Burlington, Vermont 05401, (800) 642-3158, is an insured depository institution. In the event the minimum offering amount is not raised within one year from the effective date of this offering, we will promptly return all investor money with out any interest accrued or penalties assessed. Upon receipt of the minimum amount, each subscription for securities in this offering that is accepted by us will be credited immediately to our company cash accounts, and such funds may be spent by us at our discretion, without any waiting period or other contingency.




         We will sell our securities in the following states:

         Colorado
         Connecticut
         Illinois
         Maryland
         New Jersey
         New York
         Washington D.C.

     No person or group has made any commitment to purchase any or all of the securities. We cannot state at this point how many of the securities will be sold. Insiders and affiliates will not purchase securities in order to reach the minimum but anticipate purchasing our securities after we raise the minimum offering amount.


     We reserve the right to reject any subscription in full or in part, and to terminate the offering at any time.

     No person, individual or group has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied on as having been authorized by us or our officers. This prospectus is not an offer to sell, or a solicitation of an offer to buy, any of the securities it offers to any person in any jurisdiction in which that offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that the information in this prospectus is correct as of any date later than the date of this prospectus.

     The securities may only be offered, sold or traded in those states where the offering and/or securities have been registered, or where there is an exemption from registration.

     Purchasers of securities, either in this offering or in any subsequent trading market which may develop, must be residents of states in which the securities are registered or exempt from registration. Some of the exemptions are self-executing, that is to say that there are no notice or filing requirements, and compliance with the conditions of the exemption render the exemption applicable.

     If all of the securities we are offering are sold, we will have outstanding 3,250,000 shares of common stock prior to exercise of any of the warrants we are offering. The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our "affiliates", which may be sold only while this registration statement or another registration statement covering resales by those affiliates is effective, or in accordance with Rule 144 or private sales exemptions. An affiliate is a person controlling, controlled by or under common control with our company.

     The holders of our common stock who have been identified as selling stockholders in this prospectus, are subject to a one year Lockup Agreement and may not sell their shares of common stock until XXXXXXXXXX XX, 2002. Upon expiration of the Lockup Agreement, 90% of the shares to be sold by selling stockholder who are our affiliates may be sold for $3.50 per share. The affiliated selling stockholders, with respect to the balance of their shares of common stock , 170,800 shares in the aggregate, and the un-affiliated selling stockholders with respect to their shares of common stock have agreed not to sell their securities below the public offering price. The selling stockholders, the holders of our class A and class B redeemable warrants, the holders of the common stock issuable upon exercise of those warrants and any of the pledgees, assignees and successors-in-interest of such holders may, from time to time, sell any or all of their securities on any stock exchange, market or trading facility on which the securities are traded or in private transactions. Aside from the price restrictions imposed on selling stockholders, these sales may be at fixed or negotiated prices. The holders of those securities may use any one or more of the following methods when selling them:

          o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

          o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

          o an exchange distribution in accordance with the rules of the applicable exchange;

          o    privately negotiated transactions;

          o    short sales;

          o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

          o    a combination of any such methods of sale; and

          o    any other method permitted pursuant to applicable law.

     The holders of our common stock, subject, where applicable, to the terms and conditions of the Lockup Agreement, may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. They may also engage in short sales against the box, puts and calls and other transactions in securities of our company or derivatives of our securities and may sell or deliver shares in connection with these trades. The holders of the shares of common stock being offered pursuant to this prospectus also may pledge their securities to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The holders of our common stock who have been identified in this prospectus as selling stockholders have advised our company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     Broker-dealers engaged by the holders of our common stock and our class A and class B redeemable warrants may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from those security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

     The holders of our common stock and our class A and class B redeemable warrants and any broker-dealers or agents that are involved in selling those holders' securities may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We will pay all fees and expenses incident to the registration of the securities offered pursuant to this prospectus, except any fees and disbursements of counsel to the holders of such securities and any brokerage commissions and other selling expenses incurred by those holders in connection with the sale of their securities.

     At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will contain the amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the holders, selling securities and any discounts, commissions or concessions allowed or reallowed or paid to dealers. A prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the U.S. Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities.

     The holders of our common stock and our class A and class B redeemable warrants and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M, which may limit the timing of purchases and sales of any of the common stock by you and any other such person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to the particular common stock being distributed for certain periods prior to the commencement of or during such distribution. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market- making activities with respect to the common stock.

     We do not intend to engage in any distribution efforts on behalf of any of the holders of our common stock and our class A and class B redeemable warrants other than providing for registration of the securities registered for sale with the U.S. Securities and Exchange Commission. We do not intend to solicit or otherwise induce any selling security holders to exercise their class A or class B redeemable warrants.

     Provided that any pledge or assignment by any holder of our common stock and our class A and class B redeemable warrants does not involve any increase in the number of shares or dollar amount registered, or include shares from a transaction other than the one to which this filing relates, and absent circumstances indicating that the change is material, we expect to reflect any such change in the filing of a Rule 424(b) prospectus supplement describing the change. In such prospectus supplement, we would be required to set forth the disclosure information regarding such successors in interest as required by the rules and regulations of the U.S. Securities and Exchange Commission.



     Note: Equity investors should be aware that unless our company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in our company may be illiquid indefinitely.




                      Determination Of The Offering Price

     Prior to this offering, there has been no market for the common stock and/or warrants of the company, and, as a development stage company, we have essentially had no substantial business operations to date. The offering price has been determined arbitrarily by our board of directors.

     For the period from inception, September 20, 1999, to December 31, 1999, the year ended December 31, 2000 and for the six months ended June 30, 20010, losses were $75,675, $42,135 and 43,893 respectively with earnings per share losses being $(0.21), $(0.02) and $(0.02) respectively.

     Our proforma net tangible book value as of June 30, 20001 was a negative $0.01 per share.

     Our  proforma  net  tangible   book  value  based  upon  number  of  shares
outstanding after this maximum offering if all securities sold is : $0.11.


     The reason for the discrepancy between pro-forma net tangible book value per share and the per share offering price is that this offering has been arbitrarily determined by our board of directors and is being sold on a future earnings capacity basis.


     Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of our company's development.

     In July 2001, Unifund Financial Group, Inc. transferred 70,000 shares of its common stock to Alex H. Yount. Alex H. Yount became our director on May 1, 2001. In lieu of our company issuing additional shares, Unifund Financial Group agreed to transfer a portion of its stock to Mr. Yount as Mr. Barter, Unifund's chairman of the board resigned from our board of directors on April 30, 2001. In July 2001 Unifund Financial Group also issued 228,500 shares to Carey Birmingham pursuant to negotiations between the parties involving each parties contributions to our company. It was decided by the parties that because of Mr. Birmingham's day to day involvement in our companies operations and future, his share ownership should be equal to that of Unifund Financial Group.

     In July 2001, our company issued 50,000 shares to Sheila Corvino, Esq. in partial remuneration for legal services rendered in connection with this offering.


     The percentage of outstanding shares the investors in the offering will have if the maximum is sold and if the minimum is sold as well as if the warrants are exercised is set forth as follows:



% if Minimum       % if Maximum Offering     % if Maximum Offering
Offering Amount           Amount Sold           Amount Sold and all
Sold (Assuming only                               Warrants Exercised
Common Stock sold)

    10%                    40%                           66%


     Management intends to attribute a post offering value of $272,500 to our company in the event the minimum is sold and $897,750 if the maximum is sold.


     Note: After reviewing the above, potential investors should consider whether or not the offering price ,or exercise or conversion price, if applicable, for the securities is appropriate at the present stage for our Company's development.

                                 Use Of Proceeds

     The net proceeds of the offering, excluding warrant exercises, are approximately $125,000 if the minimum offering is sold and $750,000 if the maximum offering is sold. We expect all of our organizational expenses will be paid prior to the effective date of this prospectus, as well as the majority of offering expenses, including legal, accounting and other professional fees. We are offering the securities through our officers and directors. No commissions or other compensation will be paid to our officers and directors in connection with this offering. We will not receive any proceeds from the sale by the selling stockholders of their common stock. We will, however, receive proceeds from the exercise of the warrants, if any warrants are exercised. We presently intend to use the net proceeds as follows:


       Budget Detail                               If Minimum Sold   If Interim  Amount Is  If Maximum Number Sold
                                                                               Sold             Absent Warrant
                                                                                                    Exercises



Gross Proceeds                                           $125,000             $475,000             $750,000

                                                         --------             --------             --------

Printing & Postage                                       $  3,000             $  3,000             $  3,000
Transfer & Escrow Agents                                 $  2,000             $ 2,000              $ 2,000
Legal                                                    $ 30,000             $ 30,000             $ 30,000
Selling Commissions                                      $ 12,500             $ 47,500             $ 75,000
Underwriter's expenses                                   $  3,750             $ 14,250             $ 22,500
Accounting                                               Prepaid              Prepaid              Prepaid
Total Offering Costs/1/                                  $ 51,250             $ 96,750             $132,500

                                                         --------             --------             --------

Net Offering Proceeds                                    $73,750              $378,250             $617,500

                                                         ========             ========             ========
Use Of Net Proceeds


Discretionary Directors' Fees And Insurance/1/           $     -0-            $ 15,000             $ 60,000
Marketing                                                $ 20,000             $145,000             $250,000
    Corporate & Product


Consulting & Outsourcing Fees, Wages And
Salaries
  Portion  Of President's Salary                     Up To $45,000       Up To $45,000        Up To $45,000
  Marketing Executive                                          --             $ 45,000             $ 65,000
  Marketing And Sales Support                                  --             $ 35,000             $ 35,000
  Administrative Support                                 $ 12,000             $ 24,000             $ 36,000
Benefits & Insurance                                           --             $ 15,000             $ 18,000
                                                         --------             --------             --------
Total Fees, Wages & Salaries                             $ 57,000             $164,000             $199,000





General Corporate And Working Capital                    $ 1,750              $49,250             $103,500

                                                         --------             --------             --------

Total Use Of Net Proceeds                                $73,750              $378,250             $617,500
                                                         ========             ========             ========


----------

          /1/ Director compensation and insurance benefits will commence after we raise at least $300,000. Thereafter, director compensation will be allocated in accordance with a director's level of engagement with the company and at the discretion of the board of directors.





     Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of our company's business and operations, would be adequate.

     Both the minimum and the maximum proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. However, if only the minimum is raised, we will implement a modified growth plan. This will result in slower development and introduction of new products, as well as a more limited sales and acquisition plan. If only the minimum offering amount is raised, we may reduce our planned operations, raise additional equity capital through either a private placement exemption or a registered public offering and/or may incur short or long-term debt, as needed. However, we cannot assure you that we will be able to raise additional funds on favorable terms, if at all. Some expenses, such as marketing expenses and salaries, contemplate spending with and without a third party distributor. Further, while the president anticipates that his salary will be paid out of revenues, we allocated a portion of his salary from the proceeds of this offering.


     We are not in default on, nor in breach of, any loan, note, lease or any other obligation or indebtedness. We are not subject to any unsatisfied judgments, liens or settlement obligations. We have no significant amount of trade payables that have not been paid within the stated trade term. While we do anticipate cash flow problems in the event this offering is unsuccessful, we have scaled back operations and have deferred growth until we receive a capital infusion.

General Corporate And Working Capital Purposes.

     We will use the estimated net proceeds of this offering allocated to general corporate and working capital purposes to fund the capital requirements associated with our growth, including, without limitation, the retention and training of personnel, the establishment of a secondary trading market for our securities and an investor relations program. We may, when the opportunity arises, use a portion, or all, of the net proceeds to acquire or invest in complementary businesses, products or technologies. We may use the net proceeds to obtain the right or license to use complementary technologies, and may enter into joint ventures and strategic relationships with other companies that may expand or complement our business. Although we anticipate that we will evaluate possible acquisition candidates, we are not currently engaged in any discussions for any material acquisitions, and have no agreements, plans or arrangements with respect to any acquisition or investment.

     The foregoing represents our best estimate of the allocation of the net proceeds of the sale of the securities offered in this offering based on our contemplated operations, our business plan, and current industry conditions and is subject to reapportionment of proceeds among the categories listed above or to new categories in response to changes in our plans, regulations, industry conditions, and future revenues and expenditures. The amount and timing of our expenditures will vary depending on a number of factors, including the timing of offering receipts, changes in our contemplated operations or business plan, and changes in economic and industry conditions.

     Until we use the net proceeds for a particular purpose, we will invest them in short-term interest bearing securities, which may be investment grade securities, money market funds, certificates of deposit, or direct or guaranteed obligations of the United States government.

                                    Dilution



     The following table shows, on a pro forma basis determined as of June 30, 2001, the difference between existing stockholders and new investors purchasing securities in this offering.


 Raise Of Minimum Offering Amount Of $125,000 Assuming 312,500 Shares Purchased


                               Number          Percent of       Amount Raised   Percent of    Average Price Per Share
                                               Total Amount                     Total

Present stockholders        2,000,000(1)           86.5%         $173,469       58.1%         $0.09
New stockholders              312,500              13.5%          125,000       41.9%         $0.40
                            -----------------------------------------------------------------------------------------

TOTAL                       2,312,500              100.0%        $298,469       100.0%        $0.13
===========================================================================================




Raise Of Maximum Offering Amount Of $750,000 Assuming 1,250,000 Shares Purchased

                            Number          Percent of      Amount Raised       Percent of    Average Price Per Share
                                            Total Amount                        Total

Present stockholders        2,000,000(1)      61.5%         $173,469             18.8%          $0.09
New stockholders            1,250,000         38.5%          750,000             81.2%          $0.40
                            -----------------------------------------------------------------------------------------

TOTAL                       3,250,000        100.0%          $923,469           100.0%         $0.28
===============================================================================================




          Raise Of Maximum Offering Amount And Exercise Of All Warrants
             $8,750,000 raised and 3,750,000 purchased and converted


                            Number           Percent of     Amount Raised       Percent of Total      Average Price Per Share
                                             Total Amount

Present stockholders        2,000,000(1)        34.8%       $173,469              8.6%                   .09
New stockholders            3,750,000           65.2%       9,500,000            98.5%                  2.53
                             -------------------------------------------------------------------------------------------

TOTAL                       5,750,000          100.0%      $9,673,469           100.0%                  1.68
============================================================================================



     On June 30, 20010, we had a net book value of $1,766, or $0.00 per Share, based on the proforma 2,000,000 shares outstanding stock owned by our shareholders which includes 1,900,000 shares outstanding at June 30, 2001 and an additional 100,000 shares issued subsequent to the date of the financial statements.. The net tangible book value per share is equal to the company's total tangible assets, less our total liabilities, and divided by our total number of shares of common stock outstanding. After giving effect to the maximum sale of the common stock and associated warrants at the public offering price of $0.40 per share and $0.10 per warrant, the application of the estimated net offering proceeds, our pro forma net tangible book value, as of June 30, 2001, would have been $0.19 per share. This represents an immediate increase in net tangible book value of $0.19 per share to existing stockholders, and an immediate dilution of $0.31 per share to new investors purchasing shares in this offering. Based on the above, the following table illustrates the per share dilution in net tangible book value per share to new investors:


                                                   Minimum             Maximum
                                                   -------             -------
Public offering price per share                    $  0.40             $0.40
 of common stock

Value per share due to sale of warrants            $  0.10             $0.10

         Net tangible book value per share

         as June 30, 2001                               $  0.00            $0.00


         Increase per share attributed to

         investors in this offering                     $  0.02            $0.19
                                                        -------            -----

Pro forma Net tangible book value
per share after the offering                      $  0.02              $0.19


Net tangible book value dilution per

share to new investors                            $  0.48              $0.31

                                 Capitalization

     We have authorized the issuance of twenty million shares of common stock, par value $0.001 per share.



                      Capitalization Table -- June 30, 2001

                                                             Actual(1)          As Adjusted:            As Adjusted:
                                                                                Minimum                 Maximum

         Debt:

         Short term debt

       Long term debt                                        $  -0-             $  -0-                  $  -0-

                  Total debt                                 $  -0-             $  -0-                  $  -0-

         Stockholders equity (deficit):                      $  -0-             $  -0-                  $  -0-

         Preferred   Stock    authorized    5,000,000           -0-                -0-                     -0-
       shares,  $.001 par value  each.  At June 30,
       2001 there are -0- shares outstanding


         Common Stock authorized 20,000,000 shares, $.001 par value each. At
       June 30, 2001, there are 2,000,000 shares outstanding (1)
       2,312,500 with the minimum offering  and up to
       2,500,000 shares reserved for issuance if warrants
       sold in this offering.                                2,000                 $2,312                $3,250


         Additional paid in capital: :                     171,469                244,907               787,719


         Deficit accumulated during development stage     (161,703)              (161,703)             (161,703)

                                                           --------               --------              --------

                  Total stockholders' equity                  1,766                85,516               629,266

                                                             --------           -------               -------

         Total Capitalization

     (1) The proforma number of shares outstanding at June 30, 2001 is 2,000,000 shares of our common stock owned by our shareholders which includes 1,900,000 shares outstanding at June 30, 2001 and an additional 100,000 shares issued subsequent to the date of the financial statements.

                           Forward Looking Statements

     Some of the  information  in this  prospectus  may contain  forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "continue", or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "Forward-Looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this prospectus. The risk factors noted in the "Risk Factors" section and the other factors noted throughout this prospectus, including certain risks and uncertainties, could cause the actual results of the company to differ materially from those contained in any forward-looking statement. Business Of The Company


                                 Our Business.


     We are a Delaware corporation that was formed on September 20, 1999 ("ITS Delaware"). We intend to market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards. We also intend to investigate the business potential of marketing other products and services.

     Pensar Technologies, Inc. and its successors have designed and sold printed circuit board test products since 1994. Our company has a ten-year exclusive distribution agreement, with , Pensar Technologies, dated June 19, 1999 amended April 15, 2000 and June 1, 2001, granting us the exclusive, worldwide right to market, sell and distribute these test products. We have the right to purchase products from Pensar at a 40% discount off the price to the consumer. We have no obligation to prepurchase any products or parts for our inventory. In consideration for our distributorship, we were required to pay Pensar a one-time $5,000 distributorship fee upon execution of the agreement and a monthly $1,500 distributorship fee until July 31, 2000. In addition, the agreement contains a right of first refusal to purchase the existing technology. We have the option to renew the distribution agreement for an additional five (5) year term by delivering written notice to Pensar 90 days prior to the expiration of the initial term. We can terminate this agreement at any time upon thirty days written notice to Pensar.

     By amendments executed in April 2000 and June 2001 by both our company and Pensar, we were granted both a first right of refusal to purchase the CircuiTest Technology from Pensar as well as an option to purchase the technology at any time during the term of the distribution agreement and any extensions. The option to purchase allows us to purchase the technology for the lesser of $375,000 or 25% less than the fair market value as determined by an independent third party appraiser.

The Products We Intend To Distribute.



     The products we will initially distribute are known collectively at the CircuiTest In-Circuit Component Test System and includes the 2000S In-Circuit Component Test System, the CircuiTest 2100 Scanner Expansion and the recently developed 2100 S/OAI (Shorts/Opens Adapter Interface) Shorts and Opens Tester.

     The CircuiTest 2000S In-Circuit Component System is a personal computer-based product which will troubleshoot, test and allow for the repair of components on assembled printed circuit boards. This system connects with any standard personal computer via a serial communications port and contains its own external power supply. The CircuiTest 2000S tests both analog and digital circuits. Electronic printed circuit boards are now used throughout the electronics industry and will continue to be used in the foreseeable future. Despite the growth of digital technology, we believe the real world to be analog in nature. Digital circuits can only operate on very specialized or "restricted" kinds of electrical signals. All other types of signals are, and must be, translated by analog circuits if digital circuits are to process them. Furthermore, digital circuits require highly stable power sources, and these power supplies themselves must be created from analog components.


     The CircuiTest 2100 Scanner Expansion, when connected to the CircuiTest 2000S, increases the number of tests the software can automatically perform from 64 to a range of between 256 and 1024.


     The newly developed 2100 S/OAI can be used by printed circuit board manufacturers and assemblers for located shorts and opens between points on a component, a common problem in the manufacturing process. Attached to the 2100 Scanner Expansion, the S/OAI also has test-point capability of up to 1024 points.


     Specific electronics components that might use our printed circuit board testing equipment for manufacturing, repair and maintenance include:

     o    Network switching cards;

     o Computer and peripheral circuit boards in such products as computers, mother boards, monitors, laser printers, matrix printers, scanners, modems, optical disk drives;

     o Avionics circuit boards, found, for example, in aircraft, navigational and communications electronics;

     o Medical circuit boards; military and government electronics; Telecommunication circuit boards; telephone equipment, answering machines and fax machines; cash registers, scanners, credit card verification equipment; electronic equipment power supplies; and TV and monitor circuit boards.



     We believe these systems are low-cost, easy-to-use and have numerous attributes that we believe separate them from the competition. Some of these attributes include:

     o Knowledge-Based Data: A database feature within the product software allows it to locate failed components faster.

     o Power-Off Testing: Testing of components is performed without applying electrical power to the board. Power-off testing eliminates the risks of damaging the components of the printed circuit boards.

     o Family of Adaptive Products: Our core testing product, the CircuiTest 2000S System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that our customers identify. We believe the CircuiTest 2000S System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products or can be readily adapted to do so.

     Our products have been sold to several well-known corporations and major governmental agencies including the U.S. Air Force ($33,527.00), the Harris Corporation ($33,756.00), the U.S. Immigration and Naturalization Service ($28,359.00), IBM, ($15,440.00) and Sony Microelectronics ($9,995.00). There are
however, no current contractual relationships with these companies or entities. We are seeking a capital infusion from this offering:


     (i)  to further develop a market and support our products,

     (ii) to develop and/or acquire new technologies, and

     (iii)to seek and form strategic alliances in order to strengthen our company and maximize our future value.

Production of Products We Market.


     Since 1994, Pensar and its predecessors have continually outsourced all the manufacturing and production of products to various companies around Texas and the Southwest. Pensar has stated that it intends to continue to subcontract the production and assembly of products to local and regional sheet metal fabricators, manufacturers and assemblers.

     Numerous back-up outsourcing firms exist in the area, and we believe that Pensar will not be reliant on any single provider. We expect that we would experience a maximum two-week delay if Pensar had to change suppliers or manufacturers. This delay should not have a material effect on sales. Most parts and components are readily available off-the-shelf through wholesalers. Less than 5% of the final product is composed of long-lead-delivery-time components, and Pensar normally carries these in inventory. In addition, to achieve certain discounts, Pensar may, from time to time, warehouse bulk quantities of off-the-shelf components.


Future Products


     We believe that as more and more products are manufactured with printed circuit boards, the demand for manufacturer's defect-testing and troubleshooting systems, such as ours, increases. We anticipate the introduction of new variants to the existing core product line. Pensar has completed development of the CircuiTest 1000S. The CircuiTest 1000S is a system that uses voltage and current analysis and attaches to oscilloscopes. The 1000S is retail-priced under $1,500, does not require software and is being marketed to awide range of electronics repair customers.

     We believe that there will be a market for enhancements to our core test products. An example of such an enhancement is the autoprober. At present, our testing systems are attached to the circuit board by hand. An autoprober is a robotic chassis into which the circuit board is inserted for hands-free testing. We are very satisfied with the Pensar product without the enhancement of the autoprober, as it is less expensive than products with this feature, thereby providing us a price advantage over our competitors. However, providing this enhancement as an alternative for our customers could enlarge our market share.

     While Pensar does not presently manufacture autoprobers, other companies, such as Probotech, Inc. and Teradyne, Inc., do. We intend to seek the addition of new products to our product line, as well as new ways to maximize the relationships we build with our customers. As recent evidence of this, we provided Probotech a copy of our software in August, 2001 to determine the best way to interface their autoprober technology with our hardware/software CircuiTest technology.

     We further intend to accomplish these goals by seeking

distributorships or other strategic relationships, such as joint ventures, mergers, or acquisitions, with companies other than Pensar. We believe that by establishing a superior marketing network and staying abreast of the needs of our customers, as well as current technological advances, we should be able to continually expand our product line and maximize the value of our company.

Our Market Strategy

         1. Sales

     Our sales approach will be based on maximizing contact with potential customers by demonstrating that our products have a wider range of capabilities and a lower price point than our competitors' products.

     Our  current  internal  sales  force  consists  of  our  president,   Carey
Birmingham.   Our  approach  includes   establishing  new  additional  worldwide
distributor relationships and implementing direct marketing campaigns to specific segments of the market. Our direct marketing and sales efforts include increasing our internal direct sales force, trade publication advertising, Internet web site promotion, public relations, trade shows/conferences and database marketing culminating in demonstrations.

     This method is based upon our own internal experience of selling to this market and does not rely on any specific outside sales study or model.

         2.  Distribution

     Our research indicates that, increasingly, companies are creating sales distribution channels composed of non-company employees, and that companies are reducing their dependence on their own direct field sales force. We are building our distribution channels to reflect this industry trend.

     We may engage additional regional and international distributors as well as value-added resellers ("VAR") and we may engage independent sales representatives, licensing partners and joint venture partners to market and sell products to prospective customers.


         3. Direct Mail

     We are considering the use of direct mail as the first phase of our database marketing campaign to generate more leads and inquiries that lead to sales. In addition, we expect to continue generating prospect lists from trade shows, trade publications, associations, and other sources.

     We have produced marketing materials describing our products that we can mail to potential customers who respond to our print ads, who attend the trade shows and conferences and who are trade magazine subscribers. We can receive these mailing lists as an advertiser.

     In order to enhance the success of the direct mail campaign, a portion of the marketing budget may be designated for follow-up phone calls to potential customers and lead management.

         4.  Advertising and Trade Shows

     We  plan  to  allocate  a  portion  of  our   marketing   budget  to  print
advertisements

     In conjunction with paid advertisements, most trade publications offer complimentary editorials and feature stories on new product releases. We are developing an editorial calendar and will increase our public relations efforts to write articles about the technology.

     In addition, numerous trade shows exist for electronics manufacturing and testing. We plan to participate at both large, national trade shows and smaller, regional trade shows.

Our Industry and Our Competition



     Estimates targeted the 2000 world-wide annual market for personal computer-based testing equipment to be in excess of $400 million. We have obtained this information from Frost & Sullivan, an international marketing and consulting firm. Further, based on management's market experience and knowledge of its customer base, it concurs with this estimate. As described below, other competitors are substantially larger in size and market share or market coverage. However, we anticipate that the CircuiTest Systems will be priced lower than the competition, be easier to use and include a wider range of features.

     Existing Competition For The CircuiTest Systems



     Competitive testers to ours are marketed by Huntron Instruments, Inc., a US-based company, Polar, PLC, and DiagnoSYS, Ltd., both UK-based companies. The systems these companies manufacture and sell rely on a graphic voltage/current plot of the component tested on a personal computer, similar to our systems. However, we believe our systems, the CircuiTest 2000S and 2100 scanner expansion, are less expensive, easier to use and when compared to Huntron, can test a much wider range of components.


     Huntron


     Our CircuiTest system is most often compared to the Huntron series of testers. Huntron Corporation, a privately held company based in Mill Creek, Washington, has several systems ranging in price from $1,995 for a rudimentary system to $40,000 and more for its advanced auto-prober system. Huntron is recognized in the voltage/current curve analysis market and has estimated annual sales of $10 to $17 million. Huntron currently offers a 1-year warranty on its equipment with subsequent one-year extensions for $950, as well as fees for software upgrades. We offer, through the manufacturer Pensar, a free 3-year warranty and free 3-year software upgrades. Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at $7,495, and more recently the Huntron ProTrack Model 20, priced at $6,995, compared to our CircuiTest 2000S priced at $5,995. After using both the Huntron 5100DS and our CircuiTest 2000S system, a focus group comprised of eight potential customers reported that the Company's CircuiTest system had numerous advantages over its competitor.

     In general, the CircuiTest systems compete in circuit board repair and troubleshooting for companies around the world. Although 85% of our historical sales have been in the domestic United States, we have had sales to companies in Brazil, Japan, Egypt, Turkey, Mexico, Canada and Germany, to the US Army. Although these sales represented a small percentage of overall sales, we believe the potential for future business is strong overseas and in Mexico and Canada.

     Note: Because this prospectus focuses primarily on details concerning our company rather than the industry in which our company operates or will operate, potential investors may wish to conduct their own separate investigation of our company's industry to obtain broader insight in assessing the company's prospects.


Our Significant Employees



     We have one employee, Carey Birmingham, our president and a director. Our other directors are Youval Krigel and Alex Yount. We plan to maintain lean operations in order to minimize operating expenses while seeking a capital infusion. Depending upon the success of this offering, during the next 12 months we intend to hire between one and three staff members as well as enter into consulting relationships as needed in order to: o market our products, o exploit new technologies and products, and o seek and exploit strategic alliances with persons and/or businesses that we believe will strengthen our company and maximize our future value.

     Initially, we will rely on the expertise of our president, Carey Birmingham to begin marketing efforts. In addition, we anticipate hiring a marketing and sales support person to provide marketing support as well as to conduct "in-house" marketing efforts, such as phone solicitations and direct mailings. We also anticipate hiring an administrative support staff member to provide office support services to the president and the marketing support person. Depending on the success of the foreign marketing efforts, we anticipate employing a marketing and sales executive to aid in the overseas marketing effort.

     We do not anticipate that any of the employees engaged by us will be subject to any collective bargaining agreements nor do we anticipate the possibility of any strike or work stoppage.

     We anticipate that all employees will receive a base salary or hourly wage, as necessary. The sales staff may receive a sales commission in addition to the base salary.

     As a general course of business, we offer, and will continue to offer, partial premium-paid health insurance to employees. In addition, we believe financial incentives should be offered to quality employees, and we anticipate the payment of cash and stock bonuses, stock options and other monetary incentives to maintain a loyal and productive employee base.


Description Of Our Property

     We currently sublease approximately 1,000 square feet of office and warehouse space at 4703 Shavano Oak, Suite 102, San Antonio, Texas, which we use for our corporate offices. This lease is month to month, with prime lease expiring June 30, 2002. Our lease payment is $550 per month plus expenses.

     We believe that the existing premises will satisfy our needs in the foreseeable future with only moderate changes needed to be made to the premises to accommodate additional staff. Ample small office space is available to us, and we are not real estate dependent.


Intellectual Property



     Our company does not own any copyrights or patents. However, Pensar owns a perpetual copyright on the printed circuit board design within our products. In addition, Pensar owns a perpetual copyright on the proprietary software, which is an integral part of our product. The software cannot be modified by outsiders without access to Pensar's software source code. Pensar completes the final assembly of our product in-house in order to eliminate the opportunity for duplication by outside competitors. The hardware is protected from outside duplication by a Programmable Array Logic chip, or "PAL" on the main system motherboard. This chip is installed and programmed in the final phase of quality control at its main office by developers of the system. Immediately after programming, a small fuse is "blown" in the PAL, making the hardware and its functions virtually impossible to duplicate. Pensar is considering upgrading its hardware security by including a modified Erasable Programmable Read-Only Memory chip, or EPROM, which also has a fuse "blowing" feature. The inclusion of chip is expected to increase the cost of the base system by $10-$15.

     Mr. Youval Krigel, a director of our company, was a key individual in the development of the software, firmware and hardware of the products we distribute. Mr. Krigel is no longer employed by us, but remains a director, a shareholder and consultant to our company. We have a verbal agreement with Mr. Krigel to be available to our company in order to customize and install prototype systems as well as to train customers for their use. We intend to compensate Mr. Krigel $75 per hour for these consulting services. To the extent that we choose to develop new software or new products we contemplate either contracting with Pensar for such services; or seeking strategic acquisitions, partnerships or ventures with entities with developing technologies.


     We have not spent any funds on research and development of products during the last fiscal year.

The Development Of Our Company



     International Test Systems, Inc. ("ITS Texas"), a Texas corporation, was formed in September 1996. In January, 1997 ITS Texas purchased all of the assets and liabilities of Pensar Technologies LLC ("Pensar"), which ceased operations in December 1995. These assets consisted of the technology underlying a device then know as the A-2000 Universal Analog Tester for component level testing of printed circuit boards as well as inventory and furniture and fixtures. As consideration, ITS Texas issued to Pensar 730,000 shares of ITS Texas stock, representing 45.625% of its total shares.

     As a result of this transaction, ITS Texas embarked on an effort to sell its shares to the public under Rule 504, a Small Corporate Offering Registration
(SCOR) exemption. Unfortunately the efforts to sell stock in ITS during 1998 and early 1999 were unsuccessful and ITS Texas abandoned the effort in April 1999. Carey Birmingham, our chairman of the board and chief executive officer, was chairman of the board of ITS Texas and Pensar LLC at this time. Youval Krigel, our director and consultant, is the co-designer of the test system and served as vice president of Pensar and vice president of research and development for ITS Texas at this time.


     Subsequent to its failed efforts to raise capital in the SCOR, ITS Texas experienced continued difficulties in growing its operations, became overburdened with debt and sought the assistance of outside consultants as well as strategic relationships to boost the company.

     In May, 1999 ITS Texas and Unifund America, Inc., a New York merchant banking firm specializing in strategic planning for companies such as ITS, agreed to form a strategic relationship. Unifund believed that a leaner company devoted to marketing and distribution might be a more successful venture. It also believed that it could help grow such a company by identifying and evaluating sensible business solutions as well as forming complementary strategic relationships. Unifund was only interested in a marketing company. On June 16, 1999, ITS Texas and Unifund America, Inc. formalized their relationship. ITS Texas would issue a marketing agreement to a newly formed entity, which would become our company. In consideration of being granted the exclusive marketing agreement, the parties agreed that the new company would issue 210,00 of our shares of common stock to ITS Texas as follows: 17,000 shares of our common stock to the holders of ITS Texas and 193,000 shares of our common stock to Carey Birmingham. It was also agreed that Carey Birmingham would be our president and director. The parties agreed that Unifund America's chief executive officer, Scott Barter, would be appointed to our board of directors and that Unifund would own a controlling block of the shares. As additional consideration for the exclusive marketing agreement, Unifund agreed that it would provide management, business and marketing advice to the newly formed entity and to fund legal, accounting and operating expenses in connection with the establishment of our business.

     Management of the to-be-formed entity wanted only to be a marketing company and not a company involved in the development or manufacture of the circuit board products. In light of this, ITS Texas was reorganized its operations. on June 16, 1999, it transferred all of its technology back to Pensar Technologies, LLC, which had been dormant but in good standing since the transfer of assets in 1997. In exchange for the technology, Pensar assumed all of the assets and liabilities of ITS Texas. As stated above, 17,000 share of common stock of the new entity was distributed to unit holders of Pensar and the 193,000 was maintained by Mr. Birmingham, a family member and shareholder of the Birmingham Family Partnership, the majority owner of Pensar. Assets of Pensar at the time of transfer included completed inventory, comprised of un assembled kits for approximately 14 2000S, 2100 and 1000S units as well as miscellaneous parts.

     Simultaneously with the transfer of assets and liabilities between Pensar and ITS Texas, the two companies agreed to execute a distributorship agreement that allowed ITS Texas the exclusive worldwide right to market and distribute Pensar test systems for a period of 10 years, with options to renew.

Other details of the original distributor agreement include:

     - a 40% commission to ITS Texas for systems it sold. The right of Pensar to sell existing inventory through December 31, 1999 without accruing commissions to ITS Texas. Pensar sold 5 of these systems during the second half of 1999. While these sales are reflected in the total unit sales listed in the table below, the revenues are not included in ITS sales for 1999.

     - ITS Texas has the first right of refusal to purchase the technology during the term of the agreement.

     On September 20, 1999, our company (ITS Delaware) was organized. In accordance with the agreements outlined above, our company issued 770,000 shares of common stock to Unifund Financial Group, Inc. in consideration for $47,500 or $0.06 per share and the agreement to provide consulting and management advice and to fund legal, accounting and operating costs. We issued an aggregate of 17,000 shares of common stock to shareholders of ITS Texas in consideration for the rights to the ITS Texas/Pensar distributorship agreement. The shares were issued as follows: 10,800 to H. Youval Krigel; 5,000 shares to Stephen G. Birmingham; 400 shares to Andree Sonsino; 300 shares to Raphael Sonsino and 500 shares to Dr. Ed. Lahniers. On September 30, 1999, we issued 100,000 shares of common stock to R. Scott Barter as part of the original agreement to acquire the marketing agreement and in consideration of his being president, chief executive officer, director and for providing management consulting services valued at $5,000 or $0.05 per share. On September 30, 1999, our company issued an aggregate of 193,000 shares of common stock to Carey Birmingham, President of the Company, valued at $9,650 or $0.05 per shares as part of the original agreement to acquire the marketing agreement, in consideration for consulting services and as part of the agreement. On September 30, 1999, we issued an additional 170,000 shares of common stock to various un-affiliated parties in consideration of various services rendered to our company valued at $0.05 per share.


     In September, 1999, the distributorship agreement was assigned to our company. In June, 2001 we and Pensar amended the original distributorship agreement to provide the following material changes:

     - Along with the first right of refusal, we now have an option to purchase the technology at any time during the first 5 years of the agreement for the lesser of $375,000 or 75% of the fair market value, as determined by an independent, third party appraiser.

     - In the event Carey G. Birmingham is removed as president and CEO of our company, Pensar has the right to immediately terminate the distributorship agreement without compensation.

     - We do not receive commissions on any parts (other than the units themselves), custom fixtures or other specialized services required by our customers.

     Mr. Carey Birmingham was president and a director of both Pensar and ITS Texas during the negotiation of the distribution agreement with Pensar, as well as during the period covered in this prospectus. Although Mr. Birmingham was president and a director during these periods, ITS Texas, subsequently ITS Delaware and Pensar have different third party directors who gave final approval of the distribution agreement. The majority shareholder approving the Pensar exchange and distribution agreements was the Birmingham Family Partnership, Ltd., of which Mr. Birmingham is less than a 5% Limited Partner.

     While Pensar owned 45.625% of the total shares of ITS Texas immediately prior to the June 16, 1999 agreement and reorganization, Pensar was not directly involved in the negotiations which resulted in the formation of ITS Delaware. Pensar owns no shares in ITS Delaware.

     During the fiscal year ending December 31, 2000 we sold a total of 18 Units, consisting of a blend of 2000S base Systems, 2100 Scanner Expansions and the prototype 1000S Benchtop Troubleshooting Tool.

     From the date the first test system was sold in October 1994 through June 30, 2001, a total of 144 units have been sold to a total of 55 customers in the U.S., Japan, China, Egypt, Singapore, Jamaica, Mexico, Brazil, Turkey, India and Canada. A partial list of end-use customer list includes:


================================================================================
Company                              Location                    No. of Systems
================================================================================

NCR Corporation                      Bethlehem, PA                     1
IBM Corporation                      San Jose, CA                      2
Sony Microelectronics                San Antonio, TX                   2
Cisco Systems                        San Jose, CA                      2
Solectron Corp.                      Austin, TX                        4
SMT Centre                           Austin, TX                        6
Harris corporation                   San Antonio, TX                   6
US Air Force                         San Antonio                       10
US Army                              Mannheim, Germany                 1
ICL/Fujitsu                          Dallas, TX                        3
Immigration Naturalization Service   Various Location in Texas         3
Radian Corporation                   Austin, TX                        2
Paradigm Corp.                       San Antonio, TX                   2
Finetest                             San Jose, CA                      2
Vanco PTE                            Singapore                         1
Fastar, Ltd.                         Dallas, TX                        1
Primetech Electronics                Quebec, Canada                    1
Colin Medical Instruments            San Antonio, TX                   1
Matrix Components                    Austin, TX                        2
Tanisys Corporation                  Austin, TX                        2
EMSCO                                Cairo, Egypt                      1
Electronic Resources, Int'l          Des Moines,IA                     2
Digital Repair Corp.                 San Antonio                       1

===============================================================================

         Management's Discussion And Analysis Of Financial Condition And
              Results Of Operations For The Period From Inception,

                         September 20, 1999 To December
                         31, 2000 And For The Six Months
                              Ended June 30, 2001.


     The following discussion relates to the results of our operations to date, and our financial condition:


     This prospectus contains forward looking statements relating to our company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.


Development Stage Activities.


     Our company has been a development stage enterprise from its inception September 20, 1999 to June 30, 2001. We are a development stage company that was organized to exclusively market and sell a component-level printed circuit board tester whose principal customers use the tester to analyze, repair, and service printed circuit boards with components attached.

     During our development stage, our management devoted the majority of their efforts to creating and initiating the marketing program, and sourcing working capital to engage in any profitable business activity and provided the initial working capital through the sale of 1,344,000 shares of common stock aggregating $135,669 through June 30, 2000. Our company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, or entirely fund its marketing activities. There can be no assurance that the manufacturer's products will be accepted in the marketplace or that our company's sales efforts will provide a profitable path for us.

     During our developmental period, we have been financed through the sale of our stock to shareholders aggregating $51,200 and an additional sale of stock to our shareholders aggregating $84,469 subsequent to the date of the financial statements. Results Of Operations For The Period From Inception, September 20, 1999, To December 31, 2000.

     Our company had an aggregate of $21,157 in commission income earned on equipment sold directly by Pensar out of inventory retained by Pensar pursuant to the Distribution Agreement. Our activities consisted of marketing products manufactured by Pensar, preparing filings for the Securities and Exchange Commission and organizing the operations.

     Our company's general and administrative costs aggregated approximately $110,317 for the period from inception, September 20, 1999, to June 30, 2001. These expenses represents payments towards the license agreement $11,300; Professional fees $58,200; rent of $6,065; office expenses of $13,401, travel and entertainment of $3,391, filing fees of $2,960, and accrued salary of $15,000.

                              Results Of Operations
              For The Period From September 20, 1999 (The Date Of
                        Inception) To June 30, 2001


     For the period from September 20, 1999 to July 31, 2001, we sold 12 units comprised of 2000s/2100 test systems and 1000s Oscilloscope tool .


                     For The Six Months Ended June 30, 2001.

     We had no commissions earned on equipment sold directly by Pensar out of inventory retained by Pensar pursuant to the distribution agreement. Activities consisted of marketing products manufactured by Pensar, preparing filings for the Securities and Exchange Commission and organizing the operations.

     Our company's general and administrative costs aggregated approximately $154,210 for the period from inception, September 20, 1999, to June 30, 2001. These expenses represents payments towards the license agreement $11,300; Professional fees $68,200; rent of $8,458; office expenses of $35,775, travel and entertainment of $6,517, filing fees of $2,960, and accrued salary of $21,000.

     Our management believes the causes for losses were the result of an under funded marketing plan. Because we lacked the resources to hire qualified sales and marketing staff, our CEO was called upon to formulate and implement the sales effort himself, resulting in significantly lower sales revenues than management believes can otherwise be derived from the marketplace. We believe that these past events are not indicative of future results because, with working capital, we can implement our marketing plan without the up-front cash requirements needed to stock inventory, manufacture products, and design and create new technologies.

These  facts  notwithstanding,  we have the right,  but not the  obligation,  to purchase the technology from Pensar and if we determine that to be in our best interests. By creating a marketing and distribution company as we envision it, we believe we have eliminated significant risk for our company and our investors, while simultaneously procuring important rights and sources of income.

     To resolve the problem, management has chosen to raise capital in the public markets, hire sales and marketing support staff as described in this prospectus and concentrate on direct sales as well as establish strategic relationships with distributors, sales representative firms and other sources to increase sales revenues domestically and overseas. Furthermore, our company and Pensar, the owner of the test systems we market) have agreed to cease payment of the distribution fee effective June 30, 2000. Based on the amended distributor agreement with Pensar, management believes our company will be profitable. This will result from not only a more efficient marketing program as described here, but also by eliminating the costs and risks of development of future products and maintaining inventory. These functions, and their associated capital requirements, will be performed by Pensar, sparing ITS significant up-front cash outlays.


                Relationships and Agreements between the Parties


     Mr. Carey Birmingham was president and a director of both Pensar and ITS Texas during the negotiation of the distributor agreement with Pensar, as well as during the period covered in this prospectus. Although Mr. Birmingham was president and a director during these periods, ITS Texas, subsequently ITS Delaware, and Pensar had different third party directors who gave final approval of the distribution agreement and our efforts to obtain additional capital in the public markets. As of the date of this prospectus, Mr. Birmingham remains president and chief executive officer of ITS Delaware and Pensar.

     The majority shareholder approving the Pensar exchange and distribution agreements was the Birmingham Family Partnership, Ltd., of which Mr. Birmingham is less than a 5% Limited Partner.


     Pensar owned 45.625% of the total shares of ITS Texas prior to the June 16, 1999 agreement and reorganization with Unifund. However, Pensar does not now own, nor has at any time owned, any shares of ITS Delaware.

     Unifund Financial Group, Inc. acquired a controlling block of 61.6% of ITS Texas shares pursuant to its agreement to form a strategic relationship with them. The parties agreed to form a new entity in Delaware, our company, and to issue Unifund America, Inc. a controlling block of 61.6% of the shares. Unifund America's chief executive officer, Scott Barter, was appointed to our board of directors. In consideration for control of our company Unifund America agreed to provide management, business and marketing advice and to fund certain legal and accounting expenses in connection with the reorganization of our business. In July 2001, Unifund Financial Group issued 228,500 shares to Carey Birmingham pursuant to negotiations between the parties involving each parties contributions to our company. It was decided by the parties that because of Mr. Birmingham's day to day involvement in our company's operations and future, his share ownership should be equal to that of Unifund Financial Group.



     We have the option to terminate the distribution agreement with Pensar. If our agreement with Pensar was terminated without a distribution agreement with another manufacturer or another business plan, our operations, liquidity and cash flow would be severely adversely affected. We do not anticipate terminating our agreement with Pensar. Note that we also have the right of first refusal to purchase the assets or technology of or ownership interests in Pensar in the event of a proposed sale by Pensar. Further, we were granted, by amendments, the right to purchase the technology or shares of Pensar for the lesser of $375,000 or 25% less than the fair market value as determined by a third party appraiser. The company intends to act in the best interests of its shareholders by working to make the company a success. Whether that will involve the cancellation of the Pensar contract or the purchase of its assets or ownership interests will be dictated by business conditions and be based on our judgment of what is best for our business and our shareholders.


                        Liquidity And Capital Resources.


                                    Overview

     The Company increased its cash position to $5,345 at December 31, 2000 and to $1,891 at June 30, 2001. Working capital at December 31, 2000 and June 30, 2001 was negative at 7,467 and $16,891 respectively. For the period from inception, September 30, 1999, to December 31, 2000, working capital was provided from the sale of 1,344,000 for an aggregate consideration of $101,200 and an additional capital contribution by management of $ 34,468 for the payment of expenses. For the six months ended June 30, 2001, working capital was provided through the sale of 500,000 shares of common stock aggregating $50,000.

     As of June 30, 2001, we had a tax loss carry-forward of $161,703 to off-set future taxable income. There can be no assurance, however, that we will be able to take advantage of any or all of such tax loss carry-forward, if at all, in future fiscal years.




                                 Financing Needs


     To date, we have not generated any revenues. We have not been profitable since inception, may incur additional operating losses in the future, and may require additional financing to continue the development and commercialization of its technology. While we expect to generate significant revenues from the sale of products in the near future, we may enter into licensing or other agreements with marketing and distribution partners that may result in license fees, revenues from contract research, or other related revenue.

     We expect our capital requirements to increase significantly over the next several years as it commences new research and development efforts, undertakes new product developments, increases sales and administration infrastructure and embarks on developing in-house business capabilities and facilities. Our future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the levels and costs of our research and development initiatives and the cost and timing of the expansion of our sales and marketing efforts.


     We anticipate  that we will be able to fund operations over the next twelve
(12) months subsequent to the sale of our public offering and sales of shares and capital contributions from our present shareholders. To enable us to fund our marketing efforts, including the hiring of additional employees, the Company is conducting this offering and hopes to raise funds pursuant to future marketing efforts.

              Trends In The Company's Historical Operating Results.

     We are unable to discern any noticeable trends in historical operating results since we have only been in existence since September 1999 and our core product has been in the marketplace since July 1995.


     However, we foresee two significant issues which will favorably affect our operations in the future:


     1.   Low Cost/PC-Based Automated Test Equipment


     2. The price point of the CircuiTest 2000S, our core product, is considerably lower than our competitors' comparable automated test equipment. Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at $7495, and the more recently the Huntron ProTrack Model 20, priced at $6995. Our CircuiTest 2000S is priced at $5995.



         Power-Off Testing

     Our core product, the CircuiTest 2000S, tests and troubleshoots populated, printed circuit boards without applying power to the board. Management believes, and has had confirmation from the marketplace, that power-off testing will increase dramatically in the future due to this feature. As components get smaller and smaller, the trend in the industry will be to test and repair components at the board level with no power supplied to the populated, printed circuit board. When power is supplied to the board to test components, there is a risk of damaging the component or the entire board if the technician incorrectly connects the test equipment. Our "power-free" circuit board testing technology uses known and trusted methods of troubleshooting and virtually eliminates the possibility of damaging the board or its components.



     Sampling of Features Found in the CircuiTest 2000S & 2100:

     SymSortTM - A copyrighted database feature which allows technicians to automatically accumulate information on failed components on a printed circuit board. This feature directs the technician to the most likely component to causing a particular problem.


     TurboScanning - Accelerated software feature allows up to 10 tests/second, or test-by-test discharge of individual points.

     Digital Image Importing - Software feature allowing the user to view a digital image of the printed circuit board under test, making locating components under test fast and easy. The image can be in photographic format, schematics, or user-designated format.

     Warranty & Software Upgrades - We offer, through our manufacturer, Pensar, a 3-year repair or replace warranty on its products as well as 3-year free software upgrades for customers. This compares to competitors that offer only 1-year warranties and 1-year free upgrades.

     Ease of Use - The Windows-based software is icon-driven, and training time averages three hours per customer.

     QuickRamp-Up - One of the  product's  software  features  is "Scope  Mode."
          Scope Mode allows technicians to begin trouble-shooting boards immediately, without using all the product features and with virtually no training.

     Low Cost - Based on market comparisons of similar testing systems, the Company's products are inexpensive. Payback typically averages four to six months, but in the case of one customer, was as fast as one day.


     Family of Adaptive  Products - Our core  testing  product,  the  CircuiTest
          2000S Base System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that our customers identify. As more and more products are manufactured with printed circuit boards, the demand for manufacturer's defect-testing and troubleshooting systems, such as ours, increases. The CircuiTest 2000S Base System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products with PCBs.

Positioned For Future Growth


     Fiscal year-end 1995 sales were not considered significant to test for gross margins.

     Fiscal year-end 1996 sales gross margins were 46.2%

     Fiscal year-end 1997 sales gross margins were 83.8%

     Fiscal year-end 1998 sales gross margins were 69.9%


     Fiscal year-end 1999 sales were not considered significant to test for gross margins.



     Due to stabilization of price at $5,995 for the CircuiTest 2000S and $2,995 for the CircuiTest 2100, we believe future gross margins for the core at the manufacturer's level products should exceed 80%, excluding labor.


     Past foreign sales represented units sent to companies in Turkey, India, Japan, China, Egypt, Singapore, Jamaica, Mexico and Canada. The Company intends to increase international sales by signing international distribution agreements. Foreign sales as a percent of total sales for last fiscal year:
25.3%


Past domestic government sales represented sales to the US Air Force, the INS and the US Army. We intend to market aggressively to US government agencies. We had no domestic government sales during the last fiscal year.


                              Events Or Milestones


     Printed circuits boards are in found virtually every type of electronic instrument and product manufactured today. Every new product and every existing product that contains a printed circuit board represents an application or product opportunity for our test systems. While no assurance can be given, we believe that printed circuit boards will remain a mainstay in the electronics industry. Our products test the individual components on a printed circuit board based on voltage and current (V/I) signature analysis. This technology is time-tested and is a recognized generic means of testing throughout the electronics industry. While the CircuiTest 2000S and associated software uses new and innovative interpretations of the V/I, we believe that this basic method of testing will continue to be a standard far into the foreseeable future. We do not believe that this industry is as time sensitive as other high-technology industries, and, thus, we believe we have the time to plan, fund and scale up our business without losing a place in the market. Of course, the foothold that competitors have in the industry will be a barrier that we must pass.



     EVENT                                   METHOD OF ACHIEVEMENT                  DATE OR NUMBER OF MONTHS AFTER RECEIPT OF
                                                                                    PROCEEDS WHEN EVENT SHOULD BE ACCOMPLISHED

     Fund minimal operations                 Conduct this
                                             offering and raise                           Immediately
                                             the minimum offering amount                  after escrowed funds
                                                                                          are released.

     Market products based upon              Conduct  this  offering  to obtain           Ongoing   process   which   should
     existing technology.                    needed  funds  to pay  for  direct           commence  within  one month  after
                                             mailings   and   other   marketing           receipt  of  funds  in  excess  of
                                             efforts.  Hire  marketing  support           minimum  offering  amount.  Direct
                                             and establish  relationships  with           mail can  commence  if the minimum
                                             independent  sales  contractors to           offering   amount   is   received.
                                             market  products.  Target                    Other forms of  marketing  and the
                                             governmental and foreign markets.            retainment  of  marketing  support
                                                                                          staff can commence when amounts in excess
                                                                                          of the minimum offering amount are
                                                                                          received.  In addition, the president and
                                                                                          the directors will be compensated from
                                                                                          the offering proceeds to the extent they
                                                                                          engage in developing our business, which
                                                                                          may include marketing advice or
                                                                                          activities.

     Seek   product   and    technology      Conduct  this  offering  to obtain           Ongoing    process    which    can
     opportunities   which  expand  our      needed   funds  to  continue   the           commence     immediately     after
     business   in  both  the  area  of      distribution     agreement    with           receipt   of   minimum    offering
     testing  and  trouble  shooting as      Pensar   and  to  hire  a  product           amount.  Upon  receipt of minimum,
     well  as  other  areas  that  will      developer       and      establish           payments  can  continue  to Pensar
     maximize our value.                     relationships   with   independent           for  the  distribution   agreement
                                             technology      companies      and           rights.   Upon   receipt   of  the
                                             developers.                                  maximum  offering  amount,  we can
                                                                                          hire a product developer.  The receipt
                                                                                          of amounts between these breakpoints
                                                                                          will enable us to pay our president and
                                                                                          directors who shall engage in the
                                                                                          development of relationships with
                                                                                          individuals and companies which can
                                                                                          provide us with improved and different
                                                                                          technologies and products.

                                                                                          Ongoing    process    which    can
     Seek   to   establish    strategic      Conduct  this  offering  to obtain           commence     immediately     after
     alliances  that will  maximize our      needed   funds   to  pay  for  the           receipt   of   minimum    offering
     value.                                  services  of  the  president,  the           amount.  Upon  receipt of minimum,
                                             directors   and   consultants   to           and upon the  receipt  of  amounts
                                             conduct  due  diligence  on market           between   the   minimum   and  the
                                             needs  and  opportunities  for our           maximum,    we   can    pay    our
                                             company to increase its value.               president,   our   directors   who
                                                                                          intend to engage in the development
                                                                                          of our business.  The ability to
                                                                                          complete strategic alliances cannot
                                                                                          be definitively timed and will
                                                                                          depend on opportunties which these
                                                                                          individuals will continue to explore.

     Seek  liquidity  and growth in the      Become      listed      on     the           Six  months to one year  initially
     market place.                           over-the-counter   bulletin  board           and  then  a   continuing   effort
                                             and continue marketing efforts.              thereafter.



     Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.


     We cannot assure you that any, or all, of the events previously outlined can, or will, occur within the expected time frame.

     We have scaled back operating costs and will continue to do so until we receive an infusion of cash. If this offering is successful we will be able to market and sell our products, to develop and/or license new technology; and to strengthen the company and maximize its value by exploiting strategic alliances. In the past we were unable to generate enough capital from revenues to fully develop and retain the proper staff to market and support our products as well as to seek and exploit other market opportunities. While no assurances can be given, we believe that with proper funding, we will have the support to achieve our objectives. However, we believe that the achievement of these goals involves a process cannot necessarily be defined by a list of separately identifiable date-certain milestones.

     To make our company profitable, we estimate we will require a minimum of $125,000 in capital to be used over a 12-18 month period for such costs as marketing and sales staff salaries and support, as well as advertising, trade show participation and reimbursement of costs to subcontracted distributors, if any.

     In the event we encounter delays in the successful marketing of our products, we can expect consequences which include reduction in advertising expenditures, participation in tradeshows and possibly layoff of marketing and sales staff and support, in that order. Should, such events occur, we have the option to terminate the agreement with Pensar, and re-evaluate our sales and marketing efforts.

              Directors, Officers And Key Personnel Of The Company.

     Listed below are our officers and directors and their previous experience. The directors have been elected by the present shareholders and shall serve for terms of one year, or until their successors are elected and have qualified. Officers are appointed by, and serve at the pleasure of, the board of directors.

Carey Birmingham, President, Chief Executive Officer, Chief Financial Officer And Director, Age 44


     For the past five years Carey Birmingham has served as chairman and president of ITS Texas, as well as Pensar Technologies LLC. Mr. Birmingham was responsible for the formation and management of ITS Texas in September 1996, which was a development stage company. Prior to the formation of ITS Texas, Mr. Birmingham was also responsible for the formation of Pensar Technologies LLC in 1995, a start-up company created to design and market the technology known as the 2000S In-Circuit Test System.

     Mr. Birmingham is a full-time employee of our company. In addition to acting as our chief executive officer and president, he acts as the chief operating officer and chief financial officer of the company. Mr. Birmingham is responsible for long-term strategic planning and all day-to-day administrative activities, including marketing, finance, profit and loss responsibility, building strategic alliances and developing sales.


     During the past 14 years, in addition to his work in venture capital and individual investments, Mr. Birmingham had served in various capacities as Asset Manager and Sr. Asset Manager for New York Life Insurance, Vice President for Unicorp American Corporation, Executive Vice President for Unicorp Property Management, Portfolio Director for United Services Automobile Association (USAA) and consultant for Fidelity Mutual Life Insurance and Mutual Benefit Life. Mr. Birmingham has been responsible for the asset and property management of real estate portfolios valued in excess of $250 Million at New York Life, $300-$400 Million at Unicorp American, $200-$300 Million at USAA and approximately $300 -$400 million at Fidelity and Mutual Benefit Life. During his tenure with these companies, Mr. Birmingham generated gross sales proceeds of over $700 million from the sale of properties.

         Office Address:   International Test Systems, Inc.
                           4703 Shavano Oak, Suite 102
                           San Antonio, TX 78249

                           210- 408-6019

                           Fax: 210-408-1856
                           Email: its@itestsystems.com

Henrik Youval Krigel, Director And Consultant, Age 47.

     H. Youval Krigel, a director, has spent over 25 years in electronics and 20 years in automated test equipment design, most recently as one of the founders of Protech, Inc., a company formed for the design and manufacture of large-scale functional testers, a technology Mr. Krigel developed.


     Since joining our company as a director in June 1999, Mr. Krigel has worked full time for Ktest International, LLC a company unrelated to our company. Ktest designs and sells test equipment for the avionics wire harness repair market. Since June 1999, Mr. Krigel has spent less than 10 hours a month on ITS matters, although we share office space with his company and he is available to our company at any time for consultation or advice.

     As co-designer of the CircuiTest systems, Mr. Krigel served as vice president of Pensar Technologies LLC from its inception in 1994 until the formation of ITS Texas in September 1996, at which time he resigned to become vice president of research and development for ITS Texas until June 1999. As vice president of ITS Texas, Mr. Krigel was responsible for creation, design and planning of new products for both Pensar Inc. and International Test Systems.

     Prior to the formation of Pensar Inc., he served from 1986-1992 as founder, vice president and director of Protech, Inc., a development stage, San Antonio-based company specializing in the design, manufacture and marketing of large-scale digital circuit board testing systems. As vice president for Protech, Mr. Krigel was responsible for the development and sale of various digital test systems for international distribution. Mr. Krigel resigned as an officer and director of Protech in 1992 when the company relocated to California. He was not required to sign a non-compete agreement and, to the best of his knowledge, no general company requirement existed at the time. Subsequently, in 1993, Protech dissolved and is no longer in business.

     Mr. Krigel is a shareholder, director and consultant to the company. He has agreed to provide consultation services in connection with the customization and installation of pro-type products as well as the training of customers to use our systems. We intend to compensate Mr. Krigel as an independent contractor at the rate of $75.00 per hour. We do not have an employment or consulting agreement with Mr. Krigel.

       Office Address:     Ktest International, LLC
                           4703 Shavano Oak, Suite 102
                           San Antonio, TX  78249
                           210-408-8005
                           Fax: 210-408-1856
                           Email: ktest@ktestinternational.com
                                  ----------------------------

     Mr. Krigel is the only member of ITS to have worked in a related industry. It is important to point out, however, that wide and significant technical differences exist between our products and the products he designed and produced for his previous employers. Management believes these technical differences, combined with the fact the his previous employer, Protech, no longer exists, obviates the need for any additional precautions or releases. In addition, the technology is owned by the manufacturer, Pensar, and they have agreed to indemnify us against any claims in this regard.


Alex H. Yount, Director, Age 48

     For the past seven years, Mr. Yount has served as vice president of Cavender & Hill Properties, In. of San Antonio Texas. Cavender & Hill is a commercial real estate sales and leasing company. Mr. Yount joined Cavender & Hill in May 1994. Between May 1994 and December 1998, Mr. Yount served as Cavender & Hill's vice president of property management where he was in charge of all property management activities for the company and headed a staff of six employees. From January 1999 to the present, Mr. Yount has served as Cavender & Hill's vice president of office buildings division. He has assumed a newly created position with Cavender & Hell where he is in charge of office building leasing and investment sales.

     In 1976, Mr. Yount received his bachelor's degree in design from University of Florida, School of Design. In July 1980, Mr. Yount attended courses for the Institute of Real Estate Management in attainment of Certified Property Manager (CPM(C)) designation. In July 1997, he attended courses with the Institute of Real Estate Management in Chicago Illinois in attainment of a certified commercial investment member (CCIM) designation.

     Mr. Yount is a national and local member of the Institute of Real Estate Management, a national and local member of the CCIM Institute, a member of the San Antonio Board of Realtors and a national and local member of the Building Owners & Managers Association.

                  Office Address:   Cavender & Hill Properties, Inc.
                                    900 Isom Road, Suite 306
                                    San Antonio, Texas 78216
                                    830-249-1260
                                    AHYount@CCIM.NET

     Note: After reviewing the information concerning the background of our company's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


Employment Agreements

     We do not presently have any employment or consulting agreements, although we may enter into employment agreements with certain officers, directors or other key personnel.

     Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of our company's development.

Relationships Amongst Management

     There are no family relationships amongst the management of the company

                          Security Ownership Of Certain
                        Beneficial Owners And Management

     The following tables set forth certain information regarding the beneficial ownership of shares of our common stock by our officers, directors, principal owners of ten percent (10%) or more of our common stockboth prior to our offering as well as after completion of our offering. Based on information furnished by these individuals and/or groups, we believe that they are the beneficial owners of the common stock listed below, and unless otherwise noted, have sole investment and voting power with respect to such shares, except in those cases where community property laws may apply.

     Prior to our offering and based on there being 2,000,000 shares of our common stock currently outstanding, the officers, directors, principal owners of ten percent (10%) or more of our common stock owned the following number of our shares:

                                          NUMBER              PERCENTAGE        AVERAGE
            NAME                         OF SHARES             NOW HELD        PRICE PER SHARE
            ----                         ---------            -----------     ----------------



      Unifund Financial Group, Inc.*       721,500                36.1%              .05
      Carey Birmingham                     721,500                36.1%              .05
      R. Scott Barter                      125,000                 6.3%              .05
      Alex H. Yount                         70,000                 3.5%              .05
      H. Youval Krigel                      70,000                 3.5%              .05


      (All officers and directors

        as a group - 3 persons)          861,500                  43.1%              .05



     *This entity is controlled by Mr. Barter and his share ownership in Unifund
Financial Group, Inc. is attributed to him.


                          Totals         1,708,000                 85.5%

     Officers, directors, principal holders of ten percent (10%) or more of our common stock hold, in the aggregate 1,708,000 shares of our issued and outstanding shares of common stock. If the minimum offering amount is raised by the sale of 312,500 shares of our common stock, a total of 2,312,500 shares will be issued and outstanding. If the maximum offering amount is raised by the sale of 1,250,000 shares, a total of 3,250,000 shares of our common stock will be issued and outstanding. If the maximum offering amount is raised by the sale of 1,250,000 shares and all warrants are exercised, a total of 5,750,000 shares of our common stock will be issued and outstanding. In each of these cases, the officers, directors, principal owners of ten percent (10%) or more of our common stock will own the following number of our shares:



NUMBER

NAME OF OWNERS                  SHARES        MINIMUM     MAXIMUM         MAXIMUM
                                              HELD                        WITH WARRANTS
                                                                          EXERCISED
-----------------------------------------------------------------------------------
Unifund Financial Group, Inc.   721,500*       31.2%       22.2%          12.5%
Carey Birmingham                721,500        31.2%       22.2%          12.5%
R. Scott Barter                 125,000         5.4%        3.8%           2.2%
Alex H. Yount                    70,000         3.0%        2.2%           1.2%
H. Youval Krigel                 70,000         3.0%        2.2%           1.2%



     *This entity is controlled by Mr. Barter and his share ownership in Unifund
Financial Group, Inc. is attributed to him.


 (All officers and directors
     as a group -3 persons)     861,500          37.2%     26.6%          14.9%

                              ---------         ------      ----         ------


                      TOTALS  1,708,000          73.8%     52.6%         29.6%


                              =========         =====      =====         =====


     Management Compensation As Of The Fiscal Year Ending December 31, 2000



                                                    CASH            OTHER

         President and Director - C. Birmingham      $ 0               0

         Director - Y. Krigel                        $ 0         34,200 Shares

         Treasurer and Director - Alex H. Yount      $ 0         70,000 Shares

                                    TOTAL            $ 0        104,200 Shares


                  Directors as a group:

                  (number of persons 3)              $ 0       104,200 Shares


     It is anticipated that the president of our company will receive an estimated base salary of between $40,000 and $75,000, depending upon revenue and the amount of funds we raise, plus performance bonuses in future years. Performance bonuses for the president, as well as other officers or employees of our company, will be based upon milestones in gross revenue increases and our profitability. Based upon successfully meeting the milestones, such bonuses may equal 100% of the individual's annual salary, or more.


     Director compensation and insurance benefits will commence after we raise at least $300,000. We have allocated $15,000 based upon interim financing levels and $60,000 based on maximum financing levels. Thereafter, director compensation will be allocated in accordance with a director's level of engagement with the company and at the discretion of the board of directors.


                              Selling Shareholders


     The holders of our common stock who have been identified as selling stockholders in this prospectus, are subject to a one year Lockup Agreement and may not sell their shares of common stock until XXXXXXXXX, 2002. Upon expiration of the Lockup Agreement, 90% of the shares to be sold by selling stockholder who are our affiliates may be sold for $3.50 per share. The affiliated selling stockholders, with respect to the balance of their shares of common stock, 170,800 shares in the aggregate, and the un-affiliated selling stockholders with respect to their shares of common stock have agreed not to sell their securities below the public offering price of $0.40 per share. The selling shareholders intend to sell all of their shares in this offering.

     The shareholdings of our officers and directors is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management". There are 292,000 shares held by individuals who are neither officers, directors nor more than 10% holders. The names and shareholdings of the selling shareholders and their percentage ownership of the common stock of the company if the minimum and maximum number of shares are sold as well as if all warrants are exercised are as follows:


       Name of Owner                         Number  of         % if Minimum       % if Maximum Offering     % if Maximum Offering
                                             Shares             Offering Amount           Amount Sold           Amount Sold and all
                                                             Sold (Assuming only                               Warrants Exercised
                                                             Common Stock sold)

       Unifund Financial Group                721,500              31.2                   22.2%                  12.5%
       Carey Birmingham                       721,500              31.2                   22.2%                  12.5%

       R. Scott Barter                        125,000               5.4%                   3.8%                   2.2%
       Sheila Corvino                         100,000               4.3%                   3.1%                   1.7%
       Alex H. Yount                           70,000               3.0%                   2.2%                   1.2%
       H. Youval Krigel                        70,000               3.0                    2.2%                   1.2%
       Douglas Harrison-Mills                  50,000               2.2%                   1.5%                   0.1%
       Brad Smith                              50,000               2.2%                   1.5%                   0.1%
       Kaplan Gottbetter & Levenson,           50,000               2.2%                   1.5%                   0.1%

         LLP

       Elizabeth Acton                         20,800               0.9%                   0.6%                   0.1%
       Harris Schiff                           10,000               0.4%                   0.3%                   0.0%
       Alan Scott                               5,000               0.2%                   0.2%                   0.0%
       Stephen G. Birmingham                    5,000               0.2%                   0.2%                   0.0%
       Dr. Ed Lahniers                            500               0.0%                   0.0%                   0.0%
       Andree Sonsino                             400               0.0%                   0.0%                   0.0%
       Raphael Sonsino                            300               0.0%                   0.0%                   0.0%
       TOTAL                                2,000,000              86.5%                  61.5%                  31.5%


     The selling shareholders intend to sell all of their shares in this offering.


     Of the individuals listed above, Carey Birmingham serves as our director, president and chief executive officer, Alex H. Yount and H. Youval Krigel are both directors of our company. Certain others may be considered to be "significant employees" and a description of their activities during the prior three years is included in the section entitled "Directors, Executive Officers, Promoters and Control Persons".

     Carey Birmingham, Alex H. Yount and Youval Krigel are directors of our company. Carey Birmingham, Youval Krigel and Raphael Sonsino were founding shareholders of ITS Texas. During the first quarter of 1997 in a private sale pursuant to Section 4(2) of the Securities Act, Stephen G. Birmingham, Dr. Ed Lahniers, and Andree Sonsino purchased shares in ITS Texas for a capital investment of $50,000, $5,000 and $2,000, respectively. Upon formation of our company, all holders exchanged all of their shares in ITS Texas for shares in our company. Kaplan Gottbetter & Levenson LLP and Sheila Corvino, Esq. performed legal services for our company. They received a portion of their remuneration in shares of our Company. Douglas Harrison Mills, Harris Schiff, Alan Scott and Elizabeth Acton was awarded shares in our company for consulting services. Mr. Harrison-Mills provided creative and drafting services to the company. Mr. Schiff provided word processing and management information services to the company. Mr. Scott provided legal services to the company and Ms. Acton provided administrative services to the company. Mr. Birmingham received a portion of his shares in lieu of payment for his services as a chief executive officer and director for the year ended 1999. Mr. Krigel received a portion of his shares in lieu of payment for consulting and directorial services for the year ended 1999. Unifund Financial Group, Inc. received its shares pursuant to the strategic relationship formed with our company on June 16, 1999. Scott Barter received 125,000 shares in remuneration for his directorial function and consulting services. On February 2, 2000, Carey Birmingham and Unifund Financial Group, Inc. made an additional capital contribution to the company to cover on-going expenses. The company issued shares in consideration for this contribution. Each of Unifund Financial Group, Inc. contributed $25,000 ($0.10 per share) in consideration for 250,000 shares being awarded to each of them

     In July 2001, we issued an aggregate of 100,000 shares of common stock as follows: 50,000 shares to Sheila Corvino for legal services valued at $5,000; 34,200 shares to H. Youval Krigel for directorial services; 15,800 shares to Elizabeth Acton in consideration for consulting services valued at $10,000 or $0.10 per share.

     In July 2001, Unifund Financial Group, Inc. transferred 70,000 shares of its common stock to Alex H. Yount. Alex H. Yount became our director on May 1, 2001. In lieu of our company issuing additional shares, Unifund Financial Group agreed to transfer a portion of its stock to Mr. Yount as Mr. Barter, Unifund's chairman of the board resigned from our board of directors on April 30, 2001. In July 2001 Unifund Financial Group also issued 228,500 shares to Carey Birmingham pursuant to negotiations between the parties involving each parties contributions to our company. It was decided by the parties that because of Mr. Birmingham's day to day involvement in our company's operations and future, his share ownership should be equal to that of Unifund Financial Group.

                          Description Of The Securities

     The securities offered for sale consist of:


          1,250,000 shares of common stock, par value $0.001 per share, which can be purchased for $0.40 per share,

          1,250,000 class A redeemable warrants, which can be purchased for $0.10 per warrant, and which may be exercised for one share of common stock at an exercise price of $2.50 per share, and

          1,250,000 class B redeemable warrants, which can be purchased for $0.10 per warrant and which may be exercised for one share of common stock at an exercise price of $4.50 per share.


     Our shares of common stock, our class A warrants and our class B warrants can be purchased separately in any amounts.


Common Stock


     We are authorized to issue up to 20,000,000 shares of common stock, par value $.001 per share, of which 2,000,000 shares are outstanding on the date hereof. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may be outstanding, if and when the board of directors declares dividends, holders of common stock are entitled to ratably receive, such dividends. Upon the liquidation, dissolution, or winding up of the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Common stock is not convertible, nor does it have any preemptive rights. The outstanding common stock is validly authorized and issued, fully paid, and nonassessable.


     We will, at all times, reserve a sufficient number of authorized but unissued shares to accommodate the exercise of warrants. There is no assurance that any such exercise will take place and therefore no assurance that we will have available to us proceeds from an exercise.

Warrants


     The company will offer class A redeemable warrants and class B redeemable warrants. The following discussion of certain terms and provisions of the warrants is qualified in its entirety by reference to the detailed provisions of each warrant and its related warrant agreement, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Both the class A redeemable warrant and the class B redeemable warrant and the class A redeemable warrant agreement and class B redeemable warrant agreement can be inspected and copied by the public at the offices of the SEC in Washington, D. C., New York, New York, and Chicago, Illinois.


The Class A Redeemable Warrants


     The class A redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this prospectus between the company and American Stock Transfer and Trust Company . One class A redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $2.50 per share, subject to adjustment . The class A redeemable warrants are subject to adjustment in the purchase price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class A redeemable warrants in the event of certain stock dividends, stock splits, reclassifications, reorganizations, consolidations or mergers.

     The class A redeemable warrants may be exercised at any time after issuance, until the close of business on the third anniversary of the effective date of the offering. After the expiration date, the class A redeemable warrants become void and of no value. A holder of the class A redeemable warrants may exercise them at the office of the class A redeemable warrant agent, Olde Monmouth Stock Transfer Co., Inc., located at 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716. by surrendering his or her warrant, and paying the exercise price for each warrant being exercised.

     No holder of the class A redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class A redeemable warrants have been duly exercised and the exercise price paid in full.

     The class A redeemable warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class A redeemable warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

     If required, the company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class A redeemable warrants prior to the exercise of the class A redeemable warrants and deliver a prospectus with respect to such common stock to all class A redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

The Class B Redeemable Warrants


     The class B redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this prospectus between the company and Olde Monmouth Stock Transfer Co., Inc., 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716. One class B redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $4.50 per share, subject to adjustment. The class B redeemable warrants are subject to adjustment in the exercise price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class B redeemable warrants in the event of certain stock dividends, stock splits, reclassifications, reorganizations, consolidations or mergers.


     The class B redeemable warrants may be exercised at any time after issuance, until the close of business on the fifth anniversary of the effective date of this offering. After the expiration date, the class B redeemable warrants become void and of no value. A holder of the class B redeemable warrants may exercise them at the office of the class B redeemable warrant agent located at 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716, by surrendering his or her warrant, and paying the class B exercise price for each class B redeemable warrant being exercised.


     No holder of the class B redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class B redeemable warrants have been duly exercised and the exercise price paid in full.

     The class B redeemable warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class B redeemable warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

     If required, the company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class B redeemable warrants prior to the exercise of the class B redeemable warrants and deliver a prospectus with respect to such common stock to all class B redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

     Note: Attached to this prospectus are copies of the charter, bylaws that gives rise to the rights of other securities being offered.


                                Dividend Policy


     We have not paid any cash dividends to date, there are no assets available to pay dividends, and we do not expect to pay dividends in the foreseeable future. We intend, in the short term at least, to use all available funds to develop our business.

                                Legal Proceedings


         None


                               Federal Tax Aspects

     Potential   investors  are  encouraged  to  have  their  own  personal  tax consultant review the tax aspects of an investment in this offering.



                 Certain Relationships And Related Transactions

     Carey Birmingham is chairman and president of our company as well as that of Pensar LLC. On June 16, 1999, ITS Texas transferred all of its technology to Pensar LLC in exchange for which Pensar LLC assumed all of the liabilities of ITS Texas. On June 19, 1999, Pensar LLC and ITS Texas entered into a renewable, ten-year distribution agreement granting ITS Texas the exclusive, worldwide right to market, sell and distribute products based on Pensar technology. Pursuant to the reorganization, our company (ITS Delaware) was organized on September 20, 1999. ITS Texas assigned us the distribution agreement with Pensar LLC. On April 15, 2000, we amended the compensation section of our distribution agreement with Pensar.

     Mr. Carey Birmingham was president of both ITS and Pensar during the transactions described in this prospectus. He was at such time, and remains, the majority shareholder in Pensar. The exchange and distribution agreements between ITS and Pensar were approved by Mr. Birmingham and the Birmingham Family Partnership, Ltd., Pensar's largest creditor and second largest shareholder.

     While Pensar owned 45.625% of the total shares of ITS Texas immediately prior to the June 16, 1999 merger with Unifund, Pensar was not directly involved in the negotiations which resulted in the formation of ITS Delaware, although it did consent to the assignment and assumption of the distribution agreement. Pensar owns no shares in ITS Delaware and Unifund Financial Group, Inc. acquired 61.6% of our shares in this transaction for management, business and marketing advice and the payment of certain legal and accounting expenses in connection with the reorganization of our business in Delaware.


     On February 2, 2000, Carey Birmingham and Unifund Financial Group, Inc. made an additional capital contribution to the company to cover on-going expenses. The company issued shares in consideration for this contribution. Unifund Financial Group, Inc. contributed $25,000 in consideration for 250,000 shares being awarded to each of them. Mr. Birmingham contributed $25,000 in consideration for 250,000 shares being awarded to him. In July 2001, Unifund Financial Group, Inc. transferred 70,000 shares of its common stock to Alex H. Yount. Alex H. Yount became our director on May 1, 2001. In lieu of our company issuing additional shares, Unifund Financial Group agreed to transfer a portion of its stock to Mr. Yount as Mr. Barter, Unifund's chairman of the board resigned from our board of directors on April 30, 2001. In July 2001 Unifund Financial Group also issued 228,500 shares to Carey Birmingham pursuant to negotiations between the parties involving each parties contributions to our company. It was decided by the parties that because of Mr. Birmingham's day to day involvement in our company's operations and future, his share ownership should be equal to that of Unifund Financial Group.


     None of the officers, directors, key personnel or principal stockholders are related by blood or marriage.


                     INTERESTS OF NAMED EXPERTS AND COUNSEL


     The Company's Financial Statements as of December 31, 1999, December 31, 1998 and December 31, 1997 were passed upon by Darilek Butler & Co. P.C., independent certified public accountants. Certain legal matters in connection with the registration of the securities were passed upon by Sheila G. Corvino, Esq., counsel to the Company. Sheila Corvino was awarded 100,000 shares of our common stock in partial consideration of services rendered which shares they have agreed not to sell until the first anniversary of the date of effectiveness of this offering.

                        Changes In And Disagreements With
               Accountants On Accounting And Financial Disclosure

      None.

                     Certain Provisions Of Our Articles And
                  By-Laws And Disclosure Of Commission Position
                On Indemnification For Securities Act Liabilities

     Our Certificate of Incorporation and By-laws contain provisions eliminating the personal liability of a director to the company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director for any breach of such director's duty of loyalty to the company or its stockholders,

          for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

          under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or for any transaction from which the director derived an improper personal benefit.


     This provision offers persons who serve on the board of directors of the company protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above, including grossly negligent business decisions made in connection with takeover proposals for the company. As a result of this provision, the ability of the company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


     In addition, the amended certificate and by-laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of our company, or is or was serving at the request of our company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.


                 Where Can Investors Find Additional Information

     A registration statement on Form SB-1, including amendments thereto, relating to the shares offered hereby has been filed with the Securities and Exchange Commission. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the Securities and Exchange Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the Northeast Regional Office located at 7 World Trade Center, 13th Floor, New York, New York, 10048, and the Midwest Regional Office located at Northwest Atrium Center, 500 Madison Street, Chicago, Illinois 60661-2511 and copies of all or any part thereof may be obtained from the Public Reference Branch of the Securities and Exchange Commission upon the payment of certain fees prescribed by the Securities and Exchange Commission. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains information regarding registrants that file electronically with the Securities and Exchange Commission.

As filed with the Securities and Exchange  Commission on October  __, 2001


                                                   -- Registration No. 333-88179

[OBJECT OMITTED]                                         INITIAL PUBLIC OFFERING
                                                                      PROSPECTUS


                                                      SUBJECT TO COMPLETION


                  PRELIMINARY PROSPECTUS DATED October__, 2001


                        INTERNATIONAL TEST SYSTEMS, INC.
                           4703 Shavano Oak, Suite 102
                            San Antonio, Texas 78249

    -------------------------------------------------------------------------

                        2,000,000 SHARES OF COMMON STOCK

    -------------------------------------------------------------------------


     This prospectus relates to the public offering, which is not being underwritten, of up to 2,000,000 shares of our common stock by some of our shareholders. Affiliates of our company own 1,708,000 these shares and non-affiliates own 292,000 of these shares. Upon expiration of the Lockup Agreement, 90% of the shares to be sold by selling stockholder who are our affiliates may be sold for $3.50 per share. The affiliated selling stockholders, with respect to the balance of their shares of common stock, 170,800 shares in the aggregate, and the un-affiliated selling stockholders with respect to their shares of common stock have agreed not to sell their securities below the public offering price. We will not receive any of the proceeds from the sale of the shares.

     Our securities are not listed on any national securities exchange or on the Nasdaq Stock Market.


     The shares of our common stock offered by the selling shareholders pursuant to this involves substantial risk. See "Risk Factors" beginning on page .



--------------------------------------------------------------------------------
Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved Or Disapproved Of These Securities Or Determined If This Prospectus Is Truthful Or Complete. Any Representation To The Contrary Is A Criminal Offense.
-------------------------------------------------------------------------------

     We will amend and complete the information in this prospectus. Although the Selling shareholders are permitted by U.S. federal securities laws to offer these securities using this prospectus, the selling shareholders may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.


          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]

                                Table Of Contents

                                                                            Page

      Prospectus Summary
      Risk Factors


                    We  will  need  additional  financing:   current  funds  are
               insufficient to finance our operations and plans for growth. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

                    As of June 30,  2001,  our  company  had a negative  working capital of $16,891. We have a history of losses and if we do not achieve profitability, we may not be able to continue our business in the future. As of June 30, 2001, we accumulated losses of approximately $161,703.

                    We are a development  stage  company with limited  operating
               history;   we  have  no  history   of  profits   and  our  future
               profitability remains uncertain.

                    The Pensar technology subject to our distribution  agreement with Pensar is substantially untested in the marketplace; which could result in unanticipated capital expenditures and delays in achieving marketing success in the event product improvements or upgrades are required.

                    We rely on  third  party  suppliers  and  manufacturers;  an unwillingness or inability of suppliers to fulfill their obligations could delay, halt or increase the costs of production and materially adversely affect our revenues and financial condition.

                    Upon  redemption of warrants,  the holders would forfeit all rights there under except the rights to receive $0.01 per share and to exercise the warrants during the 30-day notice period.



      Plan Of Distribution
      Use Of Proceeds

      General Corporate And Working Capital Purposes
      Dilution Capitalization
      Business Of The Company
      The Products We Intend To Distribute
      Proven Methods Of Production Will Be Used Future Products
      Our Market Strategy
      Our Significant Employees
      Our Intellectual Property
      The Development Of Our Company
      Management's Discussion And Analysis Of Financial

         Condition And Results Of Operations For The Period
         From Inception
      Events Or Milestones
      Description Of Our Property
      Directors, Officers And Key Personnel Of The Company
      Employment Agreements
      Security Ownership Of Certain Beneficial Owners And
         Management
      Selling Shareholders

      Description Of The Securities
      Legal Proceedings
      Federal Tax Aspects

      Certain Relationships And Related Transactions
      Interests Of Named Experts And Counsel
      Changes In And Disagreements With Accountants On
         Accounting And Financial Disclosure
      Certain Provisions Of Our Articles And By Laws And
         Disclosure Of Commission Position On Indemnification
         For Securities Act Liabilities
      Where Can Investors Find Additional Information


          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]


                                       A-2





     The sale of the shares of our common stock registered pursuant to this prospectus has been declared effective in the following states:


     We have not authorized any dealer, sales person or other person to give you Written information other than this prospectus or to make representations as to Matters not stated in this prospectus. You must not rely on unauthorized Information. This prospectus is not an offer to sell these securities or our Solicitation of your offer to buy these securities in any jurisdiction where That would not be permitted or legal. Neither the delivery of this prospectus Nor any sale made hereunder after the date of this prospectus shall create an Implication that the information contained herein or the affairs of International Test Systems, Inc. Have not changed since the date hereof.


          [alternate page for prospectus relating to secondary shares]


                                       A-3

                                  The Offering





     We will not receive any proceeds from the shares sold by the selling shareholders.





          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]


                                       A-4




                       Principal And Selling Shareholders


     The following tables presents certain information regarding the beneficial ownership of our common stock as of June 30, 2001 by the following:

     Each person who is known by us to own beneficially more than ten percent of our outstanding common stock;

     Each of our directors and executive officers named in the Summary Compensation Table; Each selling shareholder; and All of our current executive officers and directors as a group. The percentage of outstanding shares is based on 2,000,000 shares of our common stock outstanding as of June 30, 2001 and 3,250,000 shares of our common stock outstanding immediately following completion of this offering.


     Selling                   Shares Owned     Percent Owned                               Shares Owned
     Shareholders              Prior to the    After Offering       Amount Offered     After the Offering(2)
                               Offering                                                  Shares        Number
                                            minimum     maximum

       Unifund Financial Group    721,500   31.2         22.2%         All                 -0-         -0-
       Carey Birmingham           721,500   31.2         22.2%         All                 -0-         -0-
       R. Scott Barter            125,000   5.4%         3.8%          All                 -0-         -0-
       Sheila Corvino             100,000   4.3%         3.1%          All                 -0-         -0-
       Alex H. Yount               70,000   3.0%         2.2%          All                 -0-         -0-
       H. Youval Krigel            70,000   3.0%         2.2%          All                 -0-         -0-
       Douglas Harrison-Mills      50,000   2.2%         1.5%          All                 -0-         -0-
       Brad Smith                  50,000   2.2%         1.5%          All                 -0-         -0-
       Kaplan Gottbetter &         50,000   2.2%         1.5%          All                 -0-         -0-
         Levenson, LLP
       Elizabeth Acton             20,800   0.9%         0.6%          All                 -0-         -0-
       Harris Schiff               10,000   0.4%         0.3%          All                 -0-         -0-
       Alan Scott                   5,000   0.2%         0.2%          All                 -0-         -0-
       Stephen G. Birmingham        5,000   0.2%         0.2%          All                 -0-         -0-
       Dr. Ed Lahniers                500   0.0%         0.0%          All                 -0-         -0-
       Andree Sonsino                 400   0.0%         0.0%          All                 -0-         -0-
       Raphael Sonsino                300   0.0%         0.0%          All                 -0-         -0-
       TOTAL                    2,000,000 86.5%         61.5%          All                 -0-         -0-



     *This entity is controlled by Mr. Barter and its share ownership in us is attributed to him.

(1) There is no assurance that the selling shareholders will sell any or all of these shares.

(2) Assumes that the directors, officers and 10% shareholders and the selling shareholders acquire no additional shares of our common stock prior to the completion of this offering.


     The SEC deems a security holder the beneficial owner of a security when that person maintains voting or investment power with respect to security, subject to community property laws, where applicable. If stock options are presently exercisable or exercisable within 60 days of XXXXXX __, 2001, the SEC will deem the shares underlying those options to be outstanding and beneficially owned by their holder when computing the percentage of common stock held by that person. However, the SEC will not deem shares underlying these options to be outstanding when computing the percentage of common stock held by others.

     The selling stockholders in this prospectus, are subject to a one year Lockup Agreement and may not sell their shares of common stock until [XXXXXX, 2002]. Upon expiration of the Lockup Agreement, 90% of the shares to be sold by selling stockholder who are our affiliates may be sold for $3.50 per share. The affiliated selling stockholders, with respect to the balance of their shares of common stock 170,800 shares in the aggregate, and the un-affiliated selling stockholders with respect to their shares of common stock have agreed not to sell their securities below the public offering price. The selling stockholders, the holders of our class A and class B redeemable warrants, the holders of the common stock issuable upon exercise of those warrants and any of the pledgees, assignees and successors-in-interest of such holders may, from time to time, sell any or all of their securities on any stock exchange, market or trading facility on which the securities are traded or in private transactions. Aside from the price restrictions imposed on selling stockholders, these sales may be at fixed or negotiated prices. The holders of those securities may use any one or more of the following methods when selling them:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o    privately negotiated transactions;

o    short sales;

o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

o    a combination of any such methods of sale; and

o    any other method permitted pursuant to applicable law.

     The holders of our common stock, subject, where applicable, to the terms and conditions of the Lockup Agreement, may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. They may also engage in short sales against the box, puts and calls and other transactions in securities of our company or derivatives of our securities and may sell or deliver shares in connection with these trades. The holders of the shares of common stock being offered pursuant to this prospectus also may pledge their securities to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The holders of our common stock who have been identified in this prospectus as selling stockholders have advised our company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.



          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]

                                       A-5





                Relationships Among The Selling Shareholders And
                        International Test Systems, Inc.


     Unless otherwise noted, all shareholders listed have sole voting and investment power with respect to their shares. There are no family relationships among our executive officers and directors.


          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]


                                       A-6





ITEM 2.

                               Significant Parties

     The full names and business and residential addresses, as applicable, for the following persons are:

(1)      the issuer's directors;

         Carey Birmingham
         Business Address:
                  International Test Systems, Inc.
                  4703 Shavano Oak, Suite 102
                  San Antonio, TX  78249

         Residence:
                  19818 Park Ranch
                  San Antonio, Texas 78259


         Alex H. Yount
            Business Address:
                   Cavender & Hill Properties, Inc.
                   900 Isom Road, Suite 306
                   San Antonio, Texas 78216


         Residence:

                  206 East Roosevelt Avenue
                  Boerne, Texas 78006


         H. Youval Krigel
         Business Address:
                  Ktest International, LLC
                  4703 Shavano Oak, Suite 102
                  San Antonio, TX  78249
         Residence:
                  14326 Citation
                  San Antonio, Texas 78248

(2)      the issuer's officers;
         Carey Birmingham, President, Chief Executive Officer and
         Chief Financial Officer
         Business Address:
                  International Test Systems, Inc.
                  4703 Shavano Oak, Suite 102
                  San Antonio, TX  78249

         Residence:

                  19818 Park Ranch
                  San Antonio, Texas 78259

(3) record and beneficial owners of 5 percent or more of any class of the issuer's equity securities;
         Carey Birmingham
         Business Address:
                  International Test Systems, Inc.
                  4703 Shavano Oak, Suite 102
                  San Antonio, TX  78249

         Residence:
                  19818 Park Ranch
                  San Antonio, Texas 78259


         R. SCOTT BARTER
         Business Address:
                  Unifund America, Inc.
                  575 Madison Avenue
                  Suite 1006
                  New York, New York 10022
         Residence:



         H. Youval Krigel
         Business Address:
                  Ktest International, LLC
                  4703 Shavano Oak, Suite 102
                  San Antonio, TX  78249
         Residence:
                  14326 Citation
                  San Antonio, Texas 78248


            Sheila G. Corvino, Esq.
            Business Address and Residence
                           811 Dorset West Road
                           Dorset, VT 05251


     (4) promoters of the issuer;
         none
     (5) affiliates of the issuer;
         none


     (6) counsel to the issuer with respect to the proposed offering; Sheila G. Corvino, Esq. 811 Dorset West Road, Dorset, VT 05251

     (7) each underwriter with respect to the proposed offering; Public Securities, Inc.

                             THOMAS P. MONAHAN, P.C.

                        INTERNATIONAL TEST SYSTEMS, INC.

                              Financial Statements


                       December 31, 1999 and June 30, 2001


INTERNATIONAL TEST SYSTEMS, INC.


Financial Statements
December 31, 1999 and June 30, 2001


                                TABLE OF CONTENTS

                                                                            Page

AUDITED FINANCIAL STATEMENTS


Independent Auditors' Report                                                 1


Balance Sheet                                                                2


Statement  of Operations                                                     3


Statement of Cash Flows                                                      4


Statement of Shareholders Equity                                             5


Notes to the Financial Statements                                            6









                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               FAX (973) 790-8845

To The Board of Directors and Shareholders of International Test Systems, Inc., (a development stage company)

     I have audited the accompanying balance sheet of International Test Systems, Inc., (a development stage company) as of December 31, 2000 and the related statements of operations, cash flows and shareholders' equity for the period from inception, May 13, 1999, to December 31, 1999 and for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Test Systems, Inc., (a development stage company) as of December 31, 2000 and the results of its operations, shareholders equity and cash flows for period from inception, May 13, 1999, to December 31, 1999 and for the year ended December 31, 2000in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that International Test Systems, Inc., (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of International Test Systems, Inc., (a development stage company) to continue as a going concern.

Thomas P. Monahan, CPA
July 20, 2001
Paterson, New Jersey

                        INTERNATIONAL TEST SYSTEMS, INC.
                                  BALANCE SHEET

                                                                                    June 30,
                                                                     December 31,     2001
                                                                          2000      Unaudited
                                                                     -----------   ------------
                                ASSETS
Current assets
  Cash and cash equivalents                                             $  5,345     $  1,891
                                                                        ---------    ---------
  Total current assets                                                     5,345        1,891

Other assets
  Commission receivable-related party                                     18,657       18,657
                                                                          ------       ------
  Total other assets                                                      18,657       18,657


Total assets                                                           $  24,002    $  20,548
                                                                       =========    =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued expenses                                $  12,812    $ 18,782

                                                                           ------     ------

                                                                          12,812      18,782


Stockholders' equity
  Preferred Stock authorized 5,000,000 shares, $.001 par value each         $-0-         $-0-
At December 31, 2000 and June 30, 2001 there were -0- and -0- shares outstanding respectively
  Common Stock authorized 20,000,000 shares, $.001 par value each          1,900       1,900
At  December 31, 2000 and June 30, 2001, there are 1,400,000 and
1,900,000  shares outstanding  respectively
  Additional paid in capital                                             127,100     161,569
  Deficit accumulated during development stage                          (117,810)   (161,703)
                                                                       ---------    ---------
Total stockholders' equity                                                11,190        1,766
                                                                       ---------    ---------
Total liabilities and stockholders' equity                             $  24,002    $  20,548
                                                                       =========    =========




                 See accompanying notes to financial statements.

                        INTERNATIONAL TEST SYSTEMS, INC.
                             STATEMENT OF OPERATIONS

                                                                                    For the period
                               For the period                                      from inception,
                               from inception,              For the six   For the    September 30,
                                 September 20,   For the    months ended months ended 1999, to
                                   1999, to      year ended   June 30,     June 30,    June 30,
                                  December 31,   December 31    2001        2000          2001
                                     1999         2000        Unaudited    Unaudited   Unaudited
                                  -----------    --------     ---------    ---------   ---------

Revenue                          $       497      $ 20,660     $  -0-      $ 17,308    $   21,157

Costs of goods sold                      -0-          -0-         -0-           -0-           -0-
                                       ------     --------      -------      ------       --------

Gross profit                             497        20,660        -0-        17,308        21,157

Operations:
  General and administrative          47,522        62,795       43,893      31,168       154,210
  Issuance of stock for payment
   of consulting fees                 27,800                                               27,800
  Issuance of stock for payment
   of license rights                     850                                                  850
  Depreciation and  amortization        -0-           -0-          -0-          -0-           -0-
                                     -------        ------        -----       -----        ------
  Total expense                       76,172        62,795       43,893      31,168       182,860

Loss  from operations                (75,675)     ( 42,135)     (43,893)    (13,860)     (161,703)



Net income (loss)                  $ (75,675)   $ ( 42,135)     (43,893)    (13,860)  $  (161,703)
                                    ========       ========    ========      ======       =======

Net income (loss)  per share -basic  $ (0.21)     $  (0.02)      $(0.02)    $(0.01)
                                    ========       =======     ========     =======
Number of shares outstanding-basic   364,583     1,808,333    1,850,000   1,766,666
                                    ========     =========    =========   =========


                 See accompanying notes to financial statements.

                        INTERNATIONAL TEST SYSTEMS, INC.
                             STATEMENT OF CASH FLOWS

                                                                                   For the period
                               For the period                                      from inception,
                               from inception,              For the six   For the    September 30,
                                 September 20,   For the    months ended months ended 1999, to
                                   1999, to      year ended   June 30,     June 30,    June 30,
                                  December 31,   December 31    2001        2000          2001
                                     1999         2000        Unaudited    Unaudited   Unaudited
                                  -----------    --------     ---------    ---------   ---------


CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                 $(75,675)     $(42,135)    $(43,893)   $(13,860)  $(161,703)
Adjustments to reconcile
 net loss to
cash used in operating
activities
  Depreciation                          -0-          -0-          -0-          -0-        -0-
  Issuance of stock for
   payment of consulting fees         21,950                                             21,950
  Issuance of stock for
    payment of legal fees              5,000                                              5,000
  Issuance of stock for
   payment of license rights             850                                                850
  Commissions receivable                (497)      (18,159)         -       ( 6,848)    (18,657)
  Accounts payable and
   accrued expenses                    2,477        10,334        5,972                  18,782
                                       -----       --------    ---------    -------     -------
TOTAL CASH FLOWS FROM OPERATIONS     (45,895)      (49,960)     (37,921)    (20,708)   (133,777)

CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of shares                      51,200        50,000                   50,000     101,200
  Capital contribution                                           34,468                  34,469
                                    --------       --------     -------      ------     -------
TOTAL CASH FLOWS FROM
  FINANCING ACTIVITIES                51,200        50,000       34,468      50,000     135,669

CASH FLOWS FROM INVESTING ACTIVITIES    -0-           -0-          -0-         -0-        -0-

NET INCREASE (DECREASE) IN CASH        5,305        (   40)     ( 3,453)      29,292      1,892
CASH BALANCE BEGINNING OF PERIOD         -0-         5,305        5,345        5,305       -0-
                                    --------       --------    ---------      ------      -----
CASH BALANCE END OF PERIOD          $  5,305     $   5,345     $  1,892     $ 34,597    $ 1,892
                                     ========       ========   =========     ======      =====


Supplemental disclosure of cash flow information:
  Cash paid for interest            $    -0-     $    -0-      $   -0-      $   -0-     $   -0-
  Cash paid for income taxes        $    -0-     $    -0-      $   -0-      $   -0-     $   -0-
  Issuance of stock for
    payment of consulting fees        22,800                                             22,800
  Issuance of stock for
    payment of legal fees              5,000                                              5,000
  Issuance of stock for
   payment of license rights             850                                                850

                 See accompanying notes to financial statements

                        INTERNATIONAL TEST SYSTEMS, INC.
                        STATEMENT OF STOCKHOLDERS EQUITY

                                                                         Deficit
                                                       Additional       accumulated
                                                         paid in           during
Date                      Common Stock Common Stock      capital     development stage    Total
-----                     ------------ ------------     -------      -----------------    -----

Initial sale of shares       844,000   $   844       $   50,356                       $   51,200
Issuance of shares
for license                   17,000        17              833                              850
rights
Issuance of shares for       539,000       539           26,411                           26,950
consulting fees
Net loss                                                                  (75,675)       (75,675)
                          ----------  ----------      ----------       ----------         ------


Balance December 31, 1999  1,400,000   $ 1,400       $   77,600        $  (75,675)    $    3,325


Sale of shares               500,000       500           49,500                           50,000
Net loss                                                                  (42,135)       (42,135)
                          ----------   --------      ----------        ----------       --------


Balance
December 31, 2000         1,900,000 $   1,900       $  127,100        $  (117,810)      $  11,190

Unaudited
Sale of shares                                          34,469                             34,469

Net loss                                                                 ( 43,893)        (43,893)
                          ---------     -------       --------          ---------         -------
Balances
June 30, 2001             1,900,000  $  1,900       $  161,569        $  (161,703)      $   1,766
                          ==========    ======       ==========        ==========       ==========

                 See accompanying notes to financial statements

                       INTERNATIONAL TEST SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1. ORGANIZATION OF COMPANY AND ISSUANCE OF COMMON STOCK

         a. Creation of the Company

     International Test Systems, Inc., (the "Company") was formed under the laws of Delaware on September 20, 1999 and is authorized to issue 20,000,000 shares of common stock, $0.001 par value each and 5,000,000 shares of preferred stock, $.001 par value each.

         b. Description of the Company

     The Company is a development stage company that was formed to purchase the a ten-year exclusive distribution agreement from Pensar Technologies, Inc. ("Pensar") has acquired through an agreement with the worldwide right to market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards. The Company is also investigating the business potential of marketing other products and services.

         c. Issuance of Shares of Common Stock

     The company sold an aggregate of 844,000 shares of common stock as follows:770,000 shares to Unifund Financial Group, Inc. in consideration for $47,500 or $0.06 per share and 74,000 shares to R. Scott Barter for $3,700 or $0.05 per share.

     On September 20, 1999, the Company issued an aggregate of 17,000 shares of common stock to shareholders of ITS Texas in consideration for the rights to a 10 year license agreement for an aggregate consideration of $850 or $0.05 per share. The shares were issued as follows: 10,800 to H. Youval Krigel; 5,000 shares to Stephen G. Birmingham; 400 shares to Andree Sonsino; 300 shares to Raphael Sonsino and 500 shares to Dr. Ed. Lahniers.

     On September 30, 1999,  the Company issued 26,000 shares of common stock to
R. Scott Barter in consideration of consulting services valued at $1,300 or $0.05 per share.

     On September 30, 1999, the Company issued an aggregate of 193,000 shares of common stock to Carey Birmingham, President of the Company, valued at $9,650 or $0.05 per shares in consideration for consulting services.

     On September 30, 1999, the Company issued 50,000 shares of common stock to Kaplan Gottbetter & Levenson, LLP. and 50,000 shares of common stock to Sheila Corvino, Esq. in consideration of legal services valued at an aggregate of $5,000 or $0.05 per share.

     The Company issued an aggregate of 170,000 shares of common stock as follows: 50,000 shares to Douglas Harrison-Mills; 10,000 shares of common stock to Harris Schiff; 5,000 shares of common stock to Alan Scott; 5,000 shares of common stock to Elizabeth Acton, 50,000 shares to Brad Smith and 50,000 shares to Carey Birmingham for services valued in the aggregate at $8,500 or $0.05 per share.

     On December 31, 1999, the Company issued of 25,000 shares of common stock to H. Youval Krigel and 25,000 shares to R. Scott Barter in consideration for consulting services valued at an aggregate of $2,500 or $0.05 per share.

     On December 31, 1999, the Company issued 50,000 shares of common stock to Brad Smith in consideration for $2,500 or $0.05 per share

     On February 2, 2000, the Company sold 250,000 shares of common stock to Unifund Financial Group for $25,000 or $0.10 per share.

     On February 2, 2000, the Company sold 250,000 shares of common stock to Carey Birmingham in consideration for $25,000 or $0.05 per share.

     Subsequent to the date of the financial statements, the Company issued an aggregate of 100,000 shares of common stock as follows: 50,000 shares to Sheila Corvino for legal services valed at $5,000; 34,200 shares to H. Youval Krigel; 15,800 shares to Elizabeth Acton in consideration for consulting services valued at $10,000 or $0.10 per share.

     Subsequent to the date of the financial statements, Unifund America, Inc. transferred an aggregate of 298,500 shares of common stock as follows: 228,500 shares to Carey Birmingham; and 70,000 shares to Alex H. Yount.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Financial Statement Presentation

     The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $161,703 for the period from inception, September 20, 1999, to June 30, 2001. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating that with the completion of a public offering and with the increase in working capital, the Company will be able to implement the Company's marketing strategy and experience an increase in sales. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its customer base, hiring and training competent sales people and other organization staff, and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.

     The financial statements presented consist of the balance sheet of the Company as at December 31, 2000 and the related statements of operations and cash flows for the period from inception September 20, 1999 to December 31, 1999 and for the year ended December 31, 2000.


     The unaudited financial statements presented consist of the balance sheet of the Company as at June 30, 2001 and the related statements of operations and cash flows for the six months ended June 30, 2000 and 2001 and for the period from inception September 20, 1999 to June 30, 2001.

         b. Cash and cash equivalents

     The Company treats cash equivalents which includes temporary investments with a maturity of less than three months as cash.

         c. Revenue recognition

     Revenue is recognized when products are shipped or services are rendered.

         d.  Advertising,  Selling  and  Marketing  Costs

     Advertising, Selling and Marketing costs, are expensed as incurred and for the period from inception, September 20, 1999, to December 31, 1999, for the year ended December 31, 2000 and for the six months ended June 30, 2000 and 2001 was $-0-, $-0-, $-0- and $-0- respectively.

         e.  Significant  Concentration  of  Credit  Risk

     At December 31, 2000 and June 30, 2001, the Company has concentrated its credit risk by maintaining deposits in one bank. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

         f. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         g. Recent Accounting Standards

     Accounting for Derivative Instruments and Hedging Activities

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 2000, although no impact on operating results or financial position is expected.

     Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

     In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer
Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. For the period from inception, September 20, 1999, to December 31, 1999, for the year ended December 31, 2000 and for the six months ended June 30, 2001, costs for computer software internally developed was $-0-, 0$-0- and $-0-. respectively.

     Accounting for Derivative Instruments and Hedging Activities

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after January 1, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity.

     h. Earnings per share

     Net income (loss) per share has been computed in accordance with SFAS 128. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and common equivalent shares outstanding during the period.

     As of December 31, 2000 and June 30, 2001, the Company has no potential common shares outstanding that would dilute earnings per share.

         i. Unaudited financial information

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 2001 and the results of its operations and its cash flows for the six months ended June 30, 2000 and 2001. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.


     NOTE 3 - EXCLUSIVE DISTRIBUTION AGREEMENT


     On September 20, 1999, the company entered into a ten-year exclusive distribution agreement with Pensar has acquired through an agreement with the worldwide right to market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards. The Company is also investigating the business potential of marketing other products and services.

     The Company purchased the agreement with the issuance of an aggregate of 17,000 shares of common stock to Pensar and ITS Texas for an aggregate consideration of $850. The shares were issued as follows: 10,800 to H. Youval Krigel; 5,000 shares to Stephen G. Birmingham; 400 shares to Andree Sonsino; 300 shares to Raphael Sonsino and 500 shares to Dr. Ed. Lahniers.

     As part of the agreement, the Company is entitled to purchase products from Pensar at a 40% discount off the price to the consumer. The Company has no obligation to prepurchase any products or parts for inventory. In addition, the agreement contains a right of first refusal to purchase the existing technology. The Company has the option to renew the distribution agreement for an additional five (5) year term by delivering written notice to Pensar 90 days prior to the expiration of the initial term and by guaranteeing an $90,000 in payments to Pensar over the course of the renewal period. The Company may terminate this agreement at any time upon thirty days written notice to Pensar.

     The agreement was further amended in April 2000 and June 2001 by both the Company, ITS and Pensar. The Company was granted both a first right of refusal to purchase the CircuiTest Technology from Pensar as well as an option to purchase the technology at any time during the term of the distribution agreement and any extensions. In addition to a right of first refusal on the part of the Company to purchase the assets or technology of or ownership interests in Pensar in the event of a proposed sale by Pensar, the Company was granted the right to purchase the technology or shares of Pensar. The option to purchase allows the Company to purchase the technology for the lesser of $375,000 or 25% less than the fair market value as determined by an independent third party appraiser.

     The transaction has been accounted for as a purchase and is accounted for the fair market value of the shares exchange or $0.05 per share for an aggregate of $850.

     NOTE 4 - RELATED PARTY TRANSACTIONS

     a. Issuance of Shares of Common Stock

     The company sold an aggregate of 844,000 shares of common stock as follows:770,000 shares to Unifund Financial Group, Inc. in consideration for $47,500 or $0.06 per share and 74,000 shares to R. Scott Barter for $3,700 or $0.05 per share.

     On September 20, 1999, the Company issued an aggregate of 17,000 shares of common stock to shareholders of ITS Texas in consideration for the rights to a 10 year license agreement for an aggregate consideration of $850. The shares were issued as follows: 10,800 to H. Youval Krigel; 5,000 shares to Stephen G. Birmingham; 400 shares to Andree Sonsino; 300 shares to Raphael Sonsino and 500 shares to Dr. Ed. Lahniers.

     On September 30, 1999,  the Company issued 26,000 shares of common stock to
R. Scott Barter in consideration of consulting services valued at $1,300 or $0.05 per share.

     On September 30, 1999, the Company issued an aggregate of 193,000 shares of common stock to Carey Birmingham, President of the Company

     On December 31, 1999, the Company issued of 25,000 shares of common stock to R. Scott Barter in consideration for consulting services valued at an aggregate of $2,500 or $0.05 per share.

     On December 31, 1999, the Company issued 50,000 shares of common stock to Brad Smith in consideration for $2,500 or $0.05 per share

     On February 2, 2000, the Company sold 250,000 shares of common stock to Unifund Financial Group for $25,000 or $0.10 per share.

     On February 2, 2000, the Company sold 250,000 shares of common stock to Carey Birmingham in consideration for $25,000 or $0.05 per share.

     Subsequent to the date of the financial statements, the Company issued an aggregate of 150,000 shares of common stock as follows: 50,000 shares to Sheila Corvino for legal services valed at $5,000; 70,000 shares to Alex Yount; 15,800 shares to Elizabeth Acton and 14,200 shares to H. Youval Krigel in consideration for an aggregate of $10,000 or $0.10 per share.

     b. Office Location

     The Company's priciple office space is at 575 Madison Avenue Suite 1006 New York, New York 10022

     The Company also occupies 2,000 square feet of office and warehousing space at 4703 Shavano Oak, Suite 102, San Antonio, Texas 78249 from ITS Texas and is obligated to pay $450 a rent on a month to month basis concurrent with prime lease expiring June 30, 2001.

     c. Corporate Relationships

     Carey Birmingham is the President of the Company and is the President of International Tests Systems, Inc., a Texas Corporation and is President of Pensar.

     Stephen G. Birmingham and Carey Birmingham are father and son.

     Mr. Scott Barter through his ownership of an aggregate of 125,000 shares of common stock issued in consideration of services is President of Unifund which directly controls the Company.

     d. Officer salary

     A salary of $1,000 per month is being accrued as officer's salary while the Company is in the development stage.

     E. Commissions receivable-related party

     The Company has an amount receivable from Pensar for the sale of equipment. This amount is due at December 31, 2000 and June 30, 2001 is $18,657. Subsequent to the date of the financial statements $7,000 was received against this amount.

     NOTE 5 - INCOME TAXES

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 2000 and June 30, 2001, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

     At December 31, 2000 and June 30, 2001, the Company has net operating loss carry forwards for income tax purposes of $161,703. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

     The components of the net deferred tax asset as of June 30, 2001 are as follows:

         Deferred tax asset:
         Net operating loss carry forward                     $ 54,979
         Valuation allowance                                  $(54,979)
                                                               --------
                  Net deferred tax asset                      $    -0-

     The Company recognized no income tax benefit for the loss generated in the period from inception, September 20, 1999 , to June 30, 2001.

     SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.


     NOTE 6 - BUSINESS AND CREDIT CONCENTRATIONS

     The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

     Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this prospectus in connection with the offer made hereby. If given or made, such information or representation must not be relied upon as having been authorized by the company. This prospectus does not constitute an offer of any securities other than the securities to which it relates or an offer to any person in any jurisdiction in which such an offer would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


     Until XXXXXXXXX __, 2002 (90 days from the date of this prospectus), all brokers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of a broker to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.


                       INTERNATIONAL TEST SYSTEMS, INC. .



                        3,200,000 shares of Common Stock

                           Par Value, $0.001 per share


                      1,250,000 Class A Redeemable Warrants

                      1,250,000 Class B Redeemable Warrants





                               P R O S P E C T U S






                                October __, 2001







INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 3. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation contains provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law (the "DGCL") or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, the Certificate of Incorporation and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.


ITEM 4  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The estimated expenses of this offering are:

      Registration Fees                          $    3,000.00
      Blue Sky Filing Fees                       $   15,000.00
      Attorney's Fees                            $   40,000.00
      Accountant's Fees                          $   10,000.00
      Printing and Copying                       $    5,000.00
      Miscellaneous

                   TOTAL                         $   73,000.00

ITEM 5. UNDERTAKINGS.

The registrant hereby undertakes that it will:




     1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement

          a) Include any prospectus required by Section 10(a)(3) of the Securities Act;


                                      II-1




          b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          c) Include any additional or changed material information on the plan of distribution.

     2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     5) In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



ITEM 6. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR


                                      II-3




     In July 2001, Unifund Financial Group, Inc. transferred 70,000 shares of its common stock to Alex H. Yount. Alex H. Yount became our director on May 1, 2001. In lie9u of our company issuing additional shares, Unifund Financial Group agreed to transfer a portion of its stock to Mr. Yount as Mr. Barter, Unifund's chairman of the board resigned from our board of directors on April 30, 2001. In July 2001 Unifund Financial Group also issued 228,500 shares to Carey Birmingham pursuant to negotiations between the parties involving each parties contributions to our company. It was decided by the parties that because of Mr. Birmingham's day to day involvement in our companies operations and future, his share ownership should be equal to that of Unifund Financial Group.

     In July 2001, our company issued 50,000 shares to Sheila Corvino, Esq. in partial remuneration for legal services rendered in connection with this offering.



     The following shares of common stock were issued to the persons identified below by our company.



        NAME OF OWNER                            NUMBER OF SHARES            CONSIDERATION PAID

        Unifund Financial Group                      721,000            Business, marketing and
                                                                        financial consulting
                                                                        services and $47,000
                                                                        funding of our operations
                                                                        and an additional $25,000
                                                                        in bridge financing

        R. Scott Barter                                125,000          Directorial and consulting
                                                                        services

        Carey Birmingham                               721,000          Presidential and
                                                                        directorial services and an
                                                                        additional $25,000 in
                                                                        bridge financing

        Douglas Harrison-Mills                          50,000          Creative, and Drafting
                                                                        Services

        Alex Yount                                      70,000          Directorial services
        Sheila Corvino                                 100,000          Legal services
        Kaplan Gottbetter & Levenson, LLP               50,000          Legal services
        Brad Smith                                      50,000          Drafting and Business

                                                                        Consulting Services

        H. Youval Krigel                                70,000          Consulting and Directorial

                                                                          Fees
        Harris Schiff                                   10,000          Word processing and MIS
                                                                        services

        Alan Scott                                       5,000          Legal services
        Elizabeth Acton                                  20,800         Administrative services
        Stephen G. Birmingham                            5,000          Stock exchange
        Dr. Ed Lahniers                                    500          Stock exchange
        Andree Sonsino                                     400          Stock exchange
        Raphael Sonsino                                    300          Stock exchange




Item 5. Index to Exhibits

EXHIBIT NO.                             DESCRIPTION

     1.1  *Certificate of Incorporation of Registrant

     1.2  *By-laws of Registrant


     3.1  *Lockup Agreement

     4.1   Form of Share Certificate

     4.2   Form of Warrant

     4.3   Form of Warrant Agreement

     4.4   Form of Subscription Agreement

     4.5   Form of Escrow Agreement

     5 *Opinion of Kaplan Gottbetter & Levenson, LLP, counsel to registrant

     5.1  Opinion of Sheila G. Corvino, LLP, counsel to registrant


     10.1 *Letter of Intent dated June 4, 1999 with Unifund America, Inc.


     10.2  *Reorganization and Stock Subscription Agreement Dated June 16, 1999.

     10.3 *Stock Exchange Agreement dated September 20, 1999 among certain shareholders of International Test Systems, Inc., a Texas corporation and International Test Systems, Inc., a Delaware corporation.

     10.4 *Distributorship Agreement dated June 19, 1999 between Pensar, Inc. and International Test Systems, Inc.

     10.5 *Amended and Restated Distributorship Agreement dated April 15, 2000 between Pensar, Inc. and International Test Systems, Inc.

     10.6  Second Amendment to Distributorship Agreement

     10.7 *Distributorship Agreement dated April 15, 2000 between Comware Technical Services and International Test Systems, Inc.





     10.1  Consent of Darilek, Butler & Co., P.C., Certified Public Accountants.

     10.2  Consent of Thomas Monahan, Independent Auditor

     10.3 The consent of Kaplan Gottbetter & Levenson, LLP, counsel to registrant, is included in Exhibit 11.


     10.4 *Certification of Darilek, Butler & Co., P.C.

      11.1 * Consent of Kaplan Gottbetter & Levenson, LLP dated July 25, 2000

      11.2  Consent of Sheila G. Corvino, Esq.


----------
*Previously Filed
**To be filed by amendment




                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing and authorizes this amendment number two to its registration statement on Form SB-1 to be signed on its behalf by the undersigned, on October 25, 2001.




                                            International Test Systems, Inc.

                                            /s/ Carey Birmingham
                                            --------------------
                                            Carey Birmingham,
                                            President and Director

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


                                    /s/ H. Youval Krigel
                                    --------------------

                                    H. Youval Krigel, Director
                                    Dated: October 25, 2001


                                    /s/ Alex H. Yount

                                    -------------------

                                    Alex H. Yount, Director
                                    Dated: October 25, 2001